SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

08019574

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

SEC MAIL PROCESSING SECTION RECEIVED DEC 2 6 2006 WASH. D.C. 161

November 16, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Interim Report (2)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

SECURITAS

Press Release from Securitas AB

November 7, 2006

Securitas AB to publish Interim Report on Thursday, November 16, 2006

Securitas AB will publish January-September report 2006 on Thursday, November 16 at 8.00 a.m. (CET). The press release will be available at the company's website www.securitas.com immediately after publishing.

Agenda (AM, CET)

8.00 Report release
The report will be sent as a press release from Hugin (www.huginonline.com) and will automatically be published on www.securitas.com when released.

9.00 Presentation slides
Presentation slides will be available at www.securitas.com.

9.30 Press conference
Securitas Senior Management to present the report and answer questions.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.

To follow the press conference via telephone (and participate in Q&A session), please register via the link
https://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=172995
and follow instructions or call +44 (0)20 7162 0125.
To follow the live web cast of the press conference, please visit www.securitas.com.

Recorded versions
A recorded version of the web cast will be available on Securitas' website and a telephone-recorded version of the press conference will be available until December 16 on: +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 725395.

Subscribe for press releases
To receive future reports and press releases from Securitas, please visit www.securitas.com and subscribe under "Subscribe and order".

For further information, please contact:
Henrik Brehmer, Senior Vice President, Investor Relations, Securitas
Phone: +44 (0) 20 8432 6523. Mobile: +44 (0) 7884 117 192.

Securitas Systems and Securitas Direct
For information on Securitas Systems' and Securitas Direct's Interim Reports January-September 2006, please see separate press releases and www.securitassystems.com and www.securitas-direct.com.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

SECURITAS

Securitas AB

Interim Report
January – September 2006

- Securitas Direct AB and Securitas Systems AB were successfully listed on the Stockholm Stock Exchange on September 29, 2006. Third quarter results are published simultaneously with this report.
- Securitas Security Services (USA and Europe) continue to show strong organic sales growth of 6 percent and the previously weak trend in Europe has turned positive in the third quarter.
- The Cash Handling Services division has increased organic sales growth from 3 to 6 percent and operating margin is broadly maintained at a 7 percent level.

MSEK	Q3 2006	Q3 2005	change	9M 2006	9M 2005	change
Sales	**15,369**	**14,976**	*3*	**45,343**	**42,763**	*6*
Organic sales growth, %	*6*	*4*		*6*	*4*	
Operating result before non-recurring items	**957**	**914**	*5*	**2,595**	**2,496**	*4*
Operating margin, %	*6.2*	*6.1*		*5.7*	*5.8*	
Real change, %	*8*	*0*		*4*	*3*	
Income before tax and non-recurring items	**805**	**770**	*4*	**2,150**	**2,068**	*4*
Real change, %	*9*	*1*		*4*	*6*	
Income before tax	629	782	*-20*	1,542	2,109	*-27*
Net income, continuing operations	434	594	*-27*	1,063	1,602	*-34*
Net income, discontinued operations	68	131	*-48*	339	357	*-5*
Net income, all operations	502	725	*-31*	1,402	1,959	*-28*
Earnings per share, before non-recurring items (SEK)	1.52	1.56	*-3*	4.37	4.25	*3*
Earnings per share, continuing operations (SEK)	1.17	1.61	*-27*	2.91	4.33	*-33*
Earnings per share, discontinued operations (SEK)	0.18	0.35	*-49*	0.90	0.94	*-4*
Earnings per share, all operations (SEK)	1.35	1.96	*-31*	3.81	5.27	*-28*

Comments from the CEO, Thomas Berglund

"The Group has strong organic sales growth and stable development of the operational profitability. This has been achieved at the same time as we are creating three new listed companies, which demonstrates the strength of Securitas' organization".

Organic Sales Growth and Operating Margin Development

MSEK	Q3 2006 Organic sales growth, %	Q3 2006 Operating margin, % 1)	Q3 2006 Operating margin change, PP 1)	9M 2006 Organic sales growth, %	9M 2006 Operating margin, %	9M 2006 Operating margin change, PP
Security Services USA	*5*	*5.1*	0.1	*6*	*4.9*	0.1
Security Services Europe	*8*	*7.4*	0.1	*6*	*6.9*	-0.4
Security Services 2)	***6***	***5.9***	**0.2**	***6***	***5.4***	**-0.2**
Cash Handling Services	***5***	***7.5***	**-0.2**	***6***	***7.0***	**0.2**
Group	***6***	***6.2***	**0.1**	***6***	***5.7***	**-0.1**

1) Excluding non-recurring items
2) Including costs for head office of MSEK -53 for the third quarter 2006 and MSEK -204 for the first nine months 2006, included in segment Other.

Impact from non-recurring items

MSEK	Q3 2006	Q3 2005	9M 2006	9M 2005
Operating income before amortization and non-recurring items	**957**	**914**	**2,595**	**2,496**
Operating margin before non-recurring items, %	*6.2*	*6.1*	*5.7*	*5.8*
Costs for the listing project and the relocation of the head office	-158	-	-184	-
Welo provision	-	-	-373	-
Operating income before amortization	**799**	**914**	**2,038**	**2,496**
Operating margin, %	*5.2*	*6.1*	*4.5*	*5.8*
Income before taxes and non-recurring items	**805**	**770**	**2,150**	**2,068**
Costs for the listing project and the relocation of the head office	-158	-	-184	-
Welo provision	-	-	-373	-
Costs for the listing project for maintaining credit facilities	-	-	-23	-
Revaluation of financial instruments	-18	12	-28	41
Income before taxes	**629**	**782**	**1,542**	**2,109**

Listing of Securitas Systems AB and Securitas Direct AB

After the listing of Securitas Direct AB and Securitas Systems AB (treated as discontinued operations), the Securitas Group consists of Security Services USA, Security Services Europe and Cash Handling Services (continuing operations). For financial information for the period January-September 2006 for Securitas Direct AB and Securitas Systems AB please find separate reports on www.securitas-direct.com, and on www.securitassystems.com.

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting

An information meeting will be held on November 16, 2006, 9.30 CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link https://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=172995 and follow instructions or call +44 (0)20 7162 0125.

The meeting is also webcasted at www.securitas.com

For a recorded version of the information meeting please dial +44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 725395.

The two previous primary segments Direct and Securitas Systems are treated as discontinued operations according to IFRS 5. Further information is provided under the heading Accounting Principles on pages 12-13 and in Note 10 on pages 19-20.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005. Further information is provided under the heading Accounting Principles on page 13 and in Note 3 on page 18.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group July – September 2006

Sales amounted to MSEK 15,369 (14,976). Organic sales growth was 6 percent, an increase of 2 percentage points compared to the third quarter 2005.

Operating income before amortization was MSEK 799 (914), which adjusted for changes in exchange rates was a decrease by 9 percent compared to the third quarter 2005. Adjusted for costs for the listing project and the relocation of the Securitas head office to Stockholm of MSEK -158, the real change in operating income was an increase by 8 percent compared to the third quarter 2005.

The operating margin was 5.2 percent (6.1). Adjusted for listing project and relocation costs the operating margin was 6.2 percent.

Acquisition related restructuring costs have impacted the period by MSEK 0 (0). Revaluation of financial instruments amounted to MSEK -18 (12).

Financial income and expense amounted to MSEK -126 (-118).

Income before taxes was MSEK 629 (782), which adjusted for changes in exchange rates, was a decrease by 16 percent. Adjusted for costs for the listing project and the relocation of head office to Stockholm of MSEK -158 and the negative impact of the revaluation of financial instruments of MSEK 30, the real change in income before taxes was an increase by 9 percent compared to the third quarter 2005.

The Group's tax rate was 31.1 percent (24.0). The net income was MSEK 434 (594). Earnings per share was SEK 1.17 (1.61).

Net income, all operations (including Securitas Systems and Direct until September 29, 2006) was MSEK 502 (725). Earnings per share, all operations (including Securitas Systems and Direct until September 29, 2006) was SEK 1.35 (1.96).

Sales and Income for the Group January – September 2006

Sales amounted to MSEK 45,343 (42,763). Organic sales growth improved to 6 percent (4).

Operating income before amortization was MSEK 2,038 (2,496), which adjusted for changes in exchange rates was a decrease by 18 percent compared to 2005. Adjusted for costs for the listing project and the relocation of the Securitas head office of MSEK -184 and the Welo provision of MSEK -373, the real change in operating income was an increase by 4 percent compared to the first nine months of 2005. The operating income was also negatively impacted by MSEK 65, related to the decline in result in the airport security business in Europe compared to the first nine months of 2005.

The operating margin was 4.5 percent (5.8). Adjusted for costs for the listing and head office relocation projects and the Welo provision, the operating margin was 5.7 percent.

Revaluation of financial instruments had a negative impact of MSEK 69 compared to the first nine months of 2005 and amounted to MSEK -28 (41).

Financial income and expense amounted to MSEK -397 (-365) including MSEK -23 for maintaining committed financing relating to the listing project.

Income before taxes was MSEK 1,542 (2,109), which adjusted for changes in exchange rates, was a decrease by 27 percent. Adjusted for costs for the listing and relocation projects of MSEK -207, the Welo provision of MSEK -373 and the negative impact of the revaluation of financial instruments of MSEK 69, the real change in income before taxes was an increase by 4 percent, compared to the first nine months 2005.

The Group's tax rate was 31.1 percent (24.0). The reason for the increase in the tax rate is the Welo provision. The net income was MSEK 1,063 (1,602). Earnings per share was SEK 2.91 (4.33).

Net income, all operations (including Securitas Systems and Direct until September 29, 2006) was MSEK 1,402 (1,959). Earnings per share, all operations (including Securitas Systems and Direct until September 29, 2006) was SEK 3.81 (5.27).

Security Services USA

Security Services USA	July – September		January – September		January – December
MSEK	2006	2005 1)	2006	2005 1)	2005 1)
Total sales	5,466	5,655	16,363	15,636	21,616
Organic sales growth, %	*5*	*6*	*6*	*3*	*4*
Operating income before amortization	277	285	805	749	1,080
Operating margin, %	*5.1*	*5.0*	*4.9*	*4.8*	*5.0*
Real change, %	*4*	*4*	*7*	*-2*	*6*
Operating capital employed	-	-	1,380	1,232	1,123
Operating capital employed as % of sales	-	-	*6*	*6*	*5*
Capital employed	-	-	7,765	8,134	8,034
Return on capital employed, % 2)	-	-	*15*	*12*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from 2005 with positive development in both organic sales growth and operating margin continues. With the key indicators such as new sales and strong increase in contract portfolio ahead of last year, the division is set to continue the positive trend going forward.

July – September 2006

The organic sales growth was 5 percent in the third quarter. The slightly lower organic sales growth rate compared to 2005 is explained by last year's increased activities following the hurricanes in the USA.

The improvement in operating margin is attributable to leverage on the increased sales volume.

January – September 2006

The organic sales growth was 6 percent in the first nine months 2006. Last year's increased activities following the hurricanes in the USA generated temporary volumes in the third and fourth quarter 2005 and first quarter 2006. These additional volumes will have a negative impact on the organic sales growth in the fourth quarter 2006. For the full year the organic sales growth is expected to be around 5 percent.

In the beginning of August, 2006 the North American operation retained and expanded the contract with General Motors in the USA and Europe. The contract has a total value of approximately MUSD 800 over five years and is effective as of January 1, 2007.

The operating margin was 4.9 percent. For the full year 2006 the operating margin is expected to be slightly higher than for the full year 2005.

Sales of new contracts were strong with a volume increase of 14 percent compared to the first nine months 2005. The contract portfolio grew by 4 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover increased somewhat to 72 percent, mainly due to an overall stronger U.S. labour market.

Security Services Europe

Security Services Europe	July – September		January – September		January – December
MSEK	2006	2005[1]	2006	2005[1]	2005[1]
Total sales	6,996	6,325	20,346	18,500	24,996
Organic sales growth, %	8	4	6	5	5
Operating income before amortization	516	460	1,394	1,343	1,874
Operating margin, %	7.4	7.3	6.9	7.3	7.5
Real change, %	14	-7	4	0	-1
Operating capital employed	-	-	1,922	1,384	1,288
Operating capital employed as % of sales	-	-	7	6	5
Capital employed	-	-	7,981	7,069	7,165
Return on capital employed, % [2]	-	-	24	27	26

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe a new organization was implemented during 2005. The business is divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The split into these four vertical units will continue to increase focus and refinement going forward.

July – September 2006

The organic sales growth was 8 percent in the third quarter, driven by the growth in the contract portfolio. The organic sales growth was also positively impacted by the Football World Championships in Germany with approximately 1 percentage point.

The improvement in operating margin to 7.4 percent compared to 2005 is explained by strong performance in permanent guarding in Norway, France, UK, Spain, Switzerland, Belgium and Argentina. Mobile services for small clients show good organic sales growth, especially in Norway, Denmark, France, Spain and Belgium.

The airport security business has stabilized with strong organic sales growth and did not burden the operating income for the division during the third quarter. The airport security business is expected to show continued strong organic sales growth and margin improvements in the fourth quarter 2006 and onwards.

In July 2006 the Permanent guarding unit and the Transport aviation security operation in Sweden jointly received a contract with the Swedish Aviation Authority (Luftfartsverket) to provide security solutions and technology support to both Arlanda and Bromma airports in Stockholm. The total value of the contract is approximately MSEK 1,000 over five years effective as of February 1, 2007.

January – September 2006

The organic sales growth was 6 percent during the first nine months of 2006. For the full year 2006 the organic sales growth is expected to be in line with the 5 percent reported in 2005.

The operating margin was 6.9 percent which is 0.4 percentage points lower than for the first nine months 2005. The operating income was negatively impacted by the airport security business with MSEK 65.

Further, the German business has not been able to compensate some large contract losses that occurred in the second half 2005. The total impact of the airport security business and the German contract losses was MSEK -80, which is also the estimated impact for the full year 2006.

For the full year 2006 the operating margin is expected to be slightly lower than in 2005.

The contract portfolio grew by 5 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was around 90 percent on an annual basis. The employee turnover was 37 percent.

Cash Handling Services

Cash Handling Services	**July – September**		**January – September**		**January – December**
MSEK	**2006**	**2005** [1]	**2006**	**2005** [1]	**2005** [1]
Total sales	2,905	2,995	8,630	8,621	11,581
Organic sales growth, %	*5*	*2*	*6*	*3*	*2*
Operating income before amortization [2]	**217**	**231**	**600**	**586**	**831**
Operating margin, % [2]	*7.5*	*7.7*	*7.0*	*6.8*	*7.2*
Real change, % [2]	*-4*	*4*	*2*	*17*	*14*
Operating capital employed	-	-	2,505	2,784	2,372
Operating capital employed as % of sales	-	-	*22*	*24*	*20*
Capital employed	-	-	5,192	5,735	5,251
Return on capital employed, % [2,3]	-	-	*16*	*14*	*16*

1) Adjusted for IAS 19 amendment.
2) Excluding the Welo provision of MSEK -373 (January – September 2006), and the capital loss in Germany of MSEK -151 (January – December 2005).
3) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

A provision was made in the second quarter of MEUR -40.4 (MSEK -373) in relation to the Welo claim, arising from the divested German Cash Handling Services operation. The Welo claim has previously been filed as an insurance claim, which will continue to be pursued as planned. Please refer to Other significant events, page 11 in this report for further information.

During the second and third quarter 2006 the Cash Handling Services division has in parallel to the listing process, evaluated a possible sale of the business. The sale evaluation process was discontinued in August 2006 and the listing preparations are continuing. Håkan Ericson was appointed new CEO in August 2006 and the division is now back to focus on daily business and listing preparations.

July – September 2006

The organic sales growth was 5 percent, which is 3 percentage points higher than in the third quarter 2005. The U.S. cash handling operations grew with 6 percent in the third quarter, which is an improvement of 4 percentage points compared to 2005.

The operating margin was 7.5 percent, which is 0.2 percentage points lower than last year. The operating income in the third quarter was still burdened by difficulties to cover increased fuel costs and wage increases in the USA, start up costs for new contracts, and costs for the listing project.

January – September 2006

The organic sales growth was 6 percent supported by the strong growth in the U.S. operations.

The operating margin was 2.6 percent, which is 4.2 percentage points lower than last year, including the Welo provision of MSEK -373 and the operating loss of MSEK -36 in the German operation, divested in the fourth quarter 2005. Excluding the Welo provision the operating margin was 7.0 percent.

The operating income in the first nine months of 2006 was still burdened due to difficulties to cover increased fuel costs and wage increases in the USA and costs for the listing project.

Strong development was recognized in France with higher organic sales growth and margins above divisional average.

For the full year 2006 the organic sales growth is expected to be significantly higher than for the full year 2005, including the divested German cash handling operation. The operating margin is expected to be around 7 percent, excluding the Welo provision of MSEK -373.

CASH FLOW

July – September 2006

Operating income before amortization amounted to MSEK 799 (914). Net investments in fixed assets after depreciation amounted to MSEK 71 (48).

Changes in accounts receivable amounted to MSEK -774 (-280), which mainly includes increases due to organic sales growth. Changes in other operating capital employed amounted to MSEK 758 (343).

Cash flow from operating activities amounted to MSEK 854 (1,025), equivalent to 107 percent (112) of operating income before amortization.

Free cash flow was MSEK 575 (699), equivalent to 112 percent (111) of adjusted income.

January – September 2006

Operating income before amortization amounted to MSEK 2,038 (2,496) including the Welo provision of MSEK -373 which did not impact the cash flow. Net investments in fixed assets after depreciation amounted to MSEK 56 (56).

Changes in accounts receivable amounted to MSEK -1,128 (-535), which mainly includes increases due to organic sales growth. Changes in other operating capital employed amounted to MSEK 588 (27).

Cash flow from operating activities amounted to MSEK 1,554 (2,044), equivalent to 76 percent (82) of operating income before amortization.

Free cash flow was MSEK 676 (1,183), equivalent to 58 percent (73) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group target of 75–80 percent.

CAPITAL EMPLOYED AND FINANCING

As of September 30, 2006

The Group's operating capital employed was MSEK 6,512 (7,908 as of December 31, 2005 for all operations and 5,923 as of December 31, 2005 for continuing operations), corresponding to 11 percent (10 as of December 31, 2005 for continuing operations) of sales adjusted for full year sales of acquired units. The increase in operating capital employed compared to December 31, 2005 is mainly related to the increase in accounts receivable. The higher DSO is explained by seasonal fluctuations but also to some extent by strong organic sales growth rates in Spain and the public sector in Portugal where the DSOs are high. The dividend of Direct and Systems has reduced the closing balance of operating capital employed by MSEK 2,469.

Acquisitions have decreased operating capital employed by MSEK 57 during the first nine months 2006, whereof the decrease in continuing operations was MSEK 64.

Acquisitions increased consolidated goodwill by MSEK 223, whereof MSEK 194 relating to continuing operations. Adjusted for negative translation differences of MSEK 809 for all operations and after the impact from the dividend of Direct and Systems of MSEK -2,513, total goodwill for the Group amounted to MSEK 14,693 (17,792 as of December 31, 2005 for all operations and 15,318 as of December 31, 2005 for continuing operations).

The annual impairment test of all Cash Generating Units which is required under IFRS took place during the third quarter 2006, in conjunction with the business plan process for 2007. Further information regarding the accounting principles for impairment testing is provided in Note 1 under the section Impairment (IAS 36) on page 82 in the published Annual Report for 2005. None of the Cash Generating Units tested for impairment had a carrying amount that exceeded the recoverable amount, and consequently no impairment losses have been recognized in 2006.

Acquisitions increased acquisition related intangible fixed assets by MSEK 148 during the first nine months of 2006, whereof MSEK 145 in continuing operations. After amortization of MSEK -72 in continuing operations, amortization of MSEK -18 in discontinued operations, positive translation differences of MSEK 13 in all operations and after the impact from the dividend of Direct and Systems of MSEK -264, acquisition related intangible fixed assets amounted to MSEK 446 (639 as of December 31, 2005 for all operations and 359 as of December 31, 2005 for continuing operations).

The Group's total capital employed was MSEK 21,829 (26,518 as of December 31, 2005 for all operations and 21,779 as of December 31, 2005 for continuing operations). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed for all operations by MSEK 664 after considering net investment hedging and MSEK 893 before net investment hedging of MSEK 229. The dividend of Direct and Systems has reduced the closing balance of capital employed by MSEK 5,246.

The return on capital employed was 13 percent (16 as of December 31, 2005 for continuing operations).

The Group's net debt amounted to MSEK 10,993 (11,945 as of December 31, 2005 for all operations). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 328 (MSEK 275 in continuing operations), of which purchase price payments accounted for MSEK 270 (MSEK 231 in continuing operations), assumed net debt for MSEK 44 (MSEK 44 in continuing operations) and acquisition related restructuring costs paid for MSEK 14 (MSEK 0 in continuing operations). The Group's net debt decreased by MSEK 325 for all operations during the first nine months of 2006 due to the translation of net debt in foreign currency to Swedish kronor. The dividend of Direct and Systems has reduced the closing balance of the net debt by MSEK 1,632.

In April 2006, dividend to shareholders was paid with MSEK 1,278 (1,095). The dividend per share was SEK 3.50 (3.00).

The interest cover ratio amounted to 3.6 (5.8). Adjusted for non-recurring items the interest cover ratio would have been 4.2. The free cash flow to net debt ratio amounted to 0.17 (0.18 for all operations).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK -46 (-63).

Shareholders' equity amounted to MSEK 10,836 (14,573 as of December 31, 2005 for all operations). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 339 after considering net investment hedging of MSEK 229 and MSEK 568 before net investment hedging. Please refer to page 16 Statement of recognized income and expense, for further information. The dividend of Direct and Systems has reduced the closing balance for shareholders' equity by MSEK 3,614.

The total number of outstanding shares amounted to 365,058,897 as of September 30, 2006. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the first nine months 2006. Further information regarding the recalculation of the conversion prices of the outstanding convertibles is provided on page 12. The number of shares after dilution has increased to 379,614,554 and will impact the average number of shares after dilution from the fourth quarter 2006.

ACQUISITIONS

All acquisition calculations are finalized by the latest one year after the acquisition is made.

Acquisitions January – September 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						17,792	639
Renful, *Germany*	Security Services Europe	Feb 1	47	20	20	15	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	-	30	-
DAK Güvenlik, *Turkey*	Security Services Europe	Apr 1	184	18	19	11	9
PSI, *Spain* [5]	Security Services Europe	Jun 1	388	133	176	135	77
Other acquisitions [6]		n/a	65	49	49	3	46
Total acquisitions January – September 2006, continuing operations			-	231	275	194	145
Premier, *USA*	Securitas Systems	Apr 1	33	34	34	27	3
Other acquisitions [7]		n/a	10	5	5	2	-
Total acquisitions January – September 2006, discontinued operations			-	39	39	29	3
Total acquisitions January – September 2006, all operations			-	270	314	223	148
Amortization of acq. related intangible fixed assets, continuing operations						n/a	-72
Amortization of acq. related intangible fixed assets, discontinued operations						n/a	-18
Translation differences						-809	13
Impact from dividend of discontinued operations						-2,513	-264
Closing balance						14,693	446

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) 60 percent of purchase price paid in May 2006 6) Contro Veranstaltungsdienste GmbH, Security Services Germany, Hassemans (Contract portfolio), Security Services Sweden, Home Alert Valvarius (Contract portfolio), R&G (Contract portfolio) and Hummel (Contract portfolio), Security Services the Netherlands, Emerald Security Inc, Security Services Canada, Errem SA (Contract portfolio) Security Services Switzerland, A.R.B.U.S (Contract portfolio) and Patrol (Contract portfolio), Security Services Germany 7) Elmaco, Securitas Systems Belgium.

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 (MSEK 47) and 300 employees. The acquisition will strengthen Securitas' position in aviation security and give access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.1 (MSEK 20) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

DAK Güvenlik, Turkey

Security Services Europe entered the Turkish security services market by acquiring 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MTRY 4.0 (MSEK 18). Securitas has an option to buy the remaining 49 percent of the shares and the purchase price will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of MTRY 36 (MSEK 184) and 3,000 employees. The total enterprise value is MTRY 4.2 (MSEK 19) and it has been included in Securitas as from April 1, 2006.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3.200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

PSI (Paneuropea de Seguridad Integral), Spain

Security Services Europe has acquired PSI (Paneuropea de Seguridad Integral) in Spain with security services in major Spanish cities. With the acquisition of PSI, Securitas strengthens the position as a nationwide security provider in Spain.

PSI has forecasted sales of MEUR 42 (MSEK 388) in 2006 and approximately 1,600 employees. The enterprise value of the acquisition is estimated to MEUR 27 (MSEK 250). 60 percent of the purchase price has been paid. The remainder to be paid over two years. PSI has been included in Securitas as from June 1, 2006.

After the acquisition, Securitas in Spain will have sales of approximately MEUR 480 (MSEK 4,470) within the guarding operations.

FOUR NEW SECURITY COMPANIES

On February 9, 2006 Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis AB, Securitas Direct AB and Securitas Systems AB. Thus creating four independent security companies with their own Boards, management and business focus.

The Extraordinary General Meeting in Securitas AB held on September 25, 2006, decided in accordance with the Board of Directors' proposal, on a dividend to the effect that all shares in the wholly-owned subsidiaries Securitas Direct AB and Securitas Systems AB would be distributed to the shareholders. The dividend date was September 29, 2006. The listing preparation for Loomis AB continues and the division will be listed on the Stockholm Stock Exchange during 2007.

As of September 29, 2006 Securitas Systems AB and Securitas Direct AB are listed as separate companies on the Stockholm Stock Exchange. The two former divisions of Securitas AB have during a rapid process in less than a year's time, been de-merged and prepared for listing. Stable organizations, clear business models and focused management constitute a good position for each of the two companies to develop further as independent entities.

SECURITAS SYSTEMS *Securitas Systems AB*

Securitas Systems designs and installs complete and tailor made security solutions for large and medium sized companies, based on products within video surveillance, access control, burglary intrusion and fire alarm systems. Approximately 60 percent of the sales come from new installations and 40 percent from services such as maintenance, monitoring, response and customer service functions. Systems has operations in 13 European countries and in the USA, Australia and Hong Kong. Significant customer segments include bank and finance and retail. During 2005, Systems had sales of MSEK 5,798 with an organic sales growth of 6 percent and an operating result of MSEK 669.

Management consists of Juan Vallejo, Chief Executive Officer and Peter Ragnarsson, Chief Financial Officer. The Board members are Melker Schörling, Chairman, Carl Douglas, Tomas Franzén, Chief Executive Officer and President Eniro Group, Eva Lindquist, Senior Vice President Mobile Business within Marketing, Services and Products, Telia Sonera AB and Juan Vallejo. Employee representatives have been elected.

Direct *Securitas Direct AB*

Securitas Direct is a service company providing high quality security solutions to homes and small businesses, based on a standardized range of alarm products. The offering includes installation and service, monitoring and patrolling. The alarm product includes secure transmission and advanced verification of alarms, and is designed for ease of use. Added value is created in the form of a user-friendly service with a high level of security at a reasonable price. The Direct business is organized in the two business units Consumer (homes) and Professional (small businesses). Direct is operating in the Nordics, Central Europe and Iberia. During 2005, Direct had sales of MSEK 2,706 with an organic sales growth of 23 percent and an operating result of MSEK 258.

Management consists of Dick Seger, Chief Executive Officer and Lars Andersson, Chief Financial Officer. The Board members are Thomas Berglund, Chairman, Gustaf Douglas, Anna Lindström, Management consultant Righthand AB, Ulf Mattson, President Capio AB and Chief Executive Officer of the Capio Group, Dick Seger and Ulrik Svensson, Managing Director Melker Schörling AB. Employee representatives are to be elected.

LOOMIS *Loomis AB (Cash Handling Services)*

As announced in the Securitas Interim Report for January – March 2006, in addition to the listing process of Loomis AB, Securitas evaluated indications of interest from financial and industrial buyers of the Cash Handling Services division. After due consideration of the received indications of interest, Securitas concluded that the stock exchange listing alternative should continue to be pursued, and consequently the division will not be divested. Loomis AB will be listed during 2007 on the Stockholm Stock Exchange. A more detailed timetable will be announced in connection with Securitas full year report on February 9, 2007. It has also been decided that the division will change its name to Loomis AB and during the coming six months also change its branding to Loomis.

In preparing for the listing of Loomis AB, a separate Board of Directors has been put in place. The Board members are Thomas Berglund, Chairman, Håkan Winberg, Jan Svensson, Managing Director Latour AB, Ulrik Svensson, Managing Director Melker Schörling AB and Håkan Ericson, new appointed President of Loomis AB.

SECURITAS *Securitas AB (Security Services USA and Security Services Europe)*

MSEK	Q3 2006	Q3 2005	9M 2006	9M 2005
Total Sales	**12,472**	**11,991**	**36,742**	**34,168**
Organic sales growth, %	*6*	*5*	*6*	*4*
Operating income before amortization [1]	**740**	**683**	**1,995**	**1,910**
Operating margin, % [1]	*5.9*	*5.7*	*5.4*	*5.6*
Return on capital employed, % [1]	-	-	*17*	*16*

1) Excluding non-recurring items.

After the distribution of Securitas Direct AB, Securitas Systems AB and in 2007, Loomis AB, Securitas will consist of the two guarding operations: Security Services USA and Security Services Europe. With these two stable operational platforms Securitas will continue to focus on the ability to deliver complete security solutions based on guarding and technology and also extend this ability to new and fast growing markets in South America and Asia.

Total numbers of employees are 198,000 in 30 countries including the Consulting and Investigations business. The local branch network of approximately 1,500 branches constitutes a local strength and a global reach to serve customers. The market share in USA is 18 percent and 15 percent in Europe.

Going forward the focus will be on refinement and customer segmentations for large customers in North America and Europe. There will also be increased focus on Mobile solutions for SME clients as a fast growing and high margin business and attention to future opportunities in new markets.

Alf Göransson was appointed President and CEO for Securitas AB in August 2006 and will start his new position on March 5, 2007.

OTHER SIGNIFICANT EVENTS

Update on contingent liabilities

A detailed account of the developments relating to contingent liabilities has been presented in the published Annual Report for 2005 Note 36, Contingent Liabilities page 100.

Welo claim (Cash Handling Services)

During 2001 Securitas in Germany in response to customer requests took on cash booking responsibilities (referred to as Welo - WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these Welo activities during the time of the euro introduction in Germany, a total loss of MEUR 40.4 (MSEK 373) developed with a major customer. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid in 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies.

The German Cash Handling operations were divested in November 2005 to the German Heros Group, however the economic interest in the Welo claim was retained by Securitas as part of that transaction. The company holding the legal Welo claim was sold to Heros in this transaction. In February 2006 the Heros Group of companies filed for insolvency under German law including the company which is the nominal plaintiff in the Welo claim. Against this background Securitas decided to provide for the full Welo claim, MEUR -40.4 (MSEK -373). The insurance claim will continue to be pursued as planned.

There have been no material developments in the other matters described subsequent to the published Annual Report for 2005.

Securitas AB 6.125 percent MEUR 350 Euro Notes 2006

The notes matured in January 2006 and have been refinanced by drawings under other Group financing facilities.

Information about Securitas Employee Convertible 2002

In accordance with the terms and conditions of the four convertibles issued by Securitas AB under the Securitas Employee Convertible 2002 the conversion prices of the convertibles have been recalculated due to the dividend of Securitas Systems AB and Securitas Direct AB.

File No. 82-34719

Income

MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Continuing operations						
Sales	15,076.8	14,531.7	44,682.1	41,484.1	56,801.1	52,585.3
Sales, acquired business	292.7	443.9	660.9	1,279.3	1,399.5	818.8
Total sales	15,369.5	14,975.6	45,343.0	42,763.4	58,200.6	53,404.1
Organic sales growth, % [1]	*6*	*4*	*6*	*4*	*4*	*3*
Production expenses	-12,481.5	-12,072.2	-36,871.1	-34,474.7	-46,781.8	-42,758.2
Gross income	2,888.0	2,903.4	8,471.9	8,288.7	11,418.8	10,645.9
Selling and administrative expenses	-2,089.4	-1,989.1	-6,433.9	-5,792.3	-8,043.4	-7,373.7
Operating income before amortization	798.6	914.3	2,038.0	2,496.4	3,375.4	3,272.2
Operating margin, %	*5.2*	*6.1*	*4.5*	*5.8*	*5.8*	*6.1*
Amortization of acquisition related intangible fixed assets	-25.3	-25.8	-72.1	-74.2	-98.1	-85.4
Acquisition related restructuring costs	-0.2	-0.5	-0.5	-0.9	-1.1	-23.0
Operating income after amortization	773.1	888.0	1,965.4	2,421.3	3,276.2	3,163.8
Financial income and expense	-126.3	-117.8	-396.6	-385.4	-483.2	-500.6
Revaluation of financial instruments [2]	-17.8	11.9	-27.8	41.3	36.2	-
Share in income of associated companies	0.4	0.2	1.1	11.5	11.8	-
Income before taxes [3]	629.4	782.3	1,542.1	2,108.7	2,841.0	2,663.2
Net margin, %	*4.1*	*5.2*	*3.4*	*4.9*	*4.9*	*5.0*
Current taxes	-160.3	-168.3	-480.0	-516.7	-777.5	-684.5
Deferred taxes	-35.2	-19.7	1.0	9.8	94.5	47.3
Net income for the period, continuing operations [3]	433.9	594.3	1,063.1	1,601.8	2,158.0	2,026.0
Net income for the period, discontinued operations [3] [10]	67.6	130.8	338.5	357.3	555.7	503.1
Net income for the period, all operations [3]	501.5	725.1	1,401.6	1,959.1	2,713.7	2,529.1
Whereof attributable to:						
Equity holders of the Parent Company	501.7	724.4	1,400.0	1,957.7	2,712.2	2,528.4
Minority interests	-0.2	0.7	1.6	1.4	1.5	0.7
Earnings per share before dilution, continuing operations (SEK)	1.19	1.62	2.91	4.38	5.91	5.55
Earnings per share before dilution, discontinued operations (SEK)	0.18	0.36	0.92	0.98	1.52	1.38
Earnings per share before dilution, all operations (SEK)	1.37	1.98	3.83	5.36	7.43	6.93
Earnings per share after dilution, continuing operations (SEK)	1.17	1.61	2.91	4.33	5.84	5.47
Earnings per share after dilution, discontinued operations (SEK)	0.18	0.35	0.90	0.94	1.47	1.32
Earnings per share after dilution, all operations (SEK)	1.35	1.96	3.81	5.27	7.31	6.79

Cash flow

Operating cash flow MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Continuing operations						
Operating activities						
Operating income before amortization	798.6	914.3	2,038.0	2,496.4	3,375.4	3,272.2
Investment in fixed assets	-336.7	-329.6	-1,091.1	-1,074.0	-1,496.0	-1,408.5
Reversal of depreciation	408.2	377.2	1,146.6	1,129.4	1,509.7	1,270.3
Change in accounts receivable	-774.2	-280.6	-1,127.8	-534.9	-311.8	-424.6
Changes in other operating capital employed	758.5	343.4	587.9	26.9	550.5	215.2
Cash flow from operational activities	854.4	1,024.7	1,553.6	2,043.8	3,627.8	2,924.6
Cash flow from operational activities, %	*107*	*112*	*76*	*82*	*107*	*89*
Financial income and expenses paid	-123.0	-93.1	-382.0	-307.2	-445.3	-502.2
Current taxes paid	-156.8	-232.2	-495.9	-553.9	-796.9	-428.3
Free cash flow	574.6	699.4	675.7	1,182.7	2,385.6	1,994.1
Free cash flow, % [4]	*112*	*111*	*58*	*73*	*113*	*96*
Cash flow from investing activities, acquisitions	-32.8	-1.2	-275.1	-646.2	-843.0	-686.0
Cash flow from financing activities	3,125.3	-755.7	2,552.7	-1,822.5	-3,313.5	-2,040.1
Cash flow for the period, continuing operations	3,667.1	-57.5	2,953.3	-1,286.0	-1,770.9	-732.0
Cash flow for the period, discontinued operations [10]	-1,727.2	104.0	-1,251.0	349.9	2,026.2	-595.5
Cash flow for the period, all operations	1,939.9	46.5	1,702.3	-936.1	255.3	-1,327.5

Cash flow MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations, continuing operations	911.1	1,028.5	1,766.3	2,252.6	3,877.3	3,359.5
Cash flow from operations, discontinued operations [10]	24.3	245.3	563.4	634.7	965.9	1,093.9
Cash flow from operations, all operations	935.4	1,273.8	2,329.7	2,887.3	4,843.2	4,453.4
Cash flow from investing activities, continuing operations	-369.3	-330.3	-1,365.7	-1,716.1	-2,334.7	-2,051.4
Cash flow from investing activities, discontinued operations [10]	-211.6	-175.3	-676.4	-591.7	-1,060.6	-2,234.2
Cash flow from investing activities, all operations	-580.9	-505.6	-2,042.1	-2,307.8	-3,395.3	-4,285.6
Cash flow from financing activities, continuing operations	3,125.3	-755.7	2,552.7	-1,822.5	-3,313.5	-2,040.1
Cash flow from financing activities, discontinued operations [10]	-1,539.9	34.0	-1,138.0	306.9	2,120.9	544.8
Cash flow from financing activities, all operations	1,585.4	-721.7	1,414.7	-1,515.6	-1,192.6	-1,495.3
Cash flow for the period, continuing operations	3,667.1	-57.5	2,953.3	-1,286.0	-1,770.9	-732.0
Cash flow for the period, discontinued operations [10]	-1,727.2	104.0	-1,251.0	349.9	2,026.2	-595.5
Cash flow for the period, all operations	1,939.9	46.5	1,702.3	-936.1	255.3	-1,327.5

Notes 1 – 4 and 10 refers to page 18 and 19.

File No. 82-34719

Change in net debt MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Opening balance	-12,829.7	-13,560.5	-11,944.8	-10,633.1	-10,633.1	-9,082.5
Effect of change in accounting principle	-	-	-	-3.8	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	-12,829.7	-13,560.5	-11,944.8	-10,636.9	-10,636.9	-10,686.8
Cash flow for the period, all operations	1,939.9	46.5	1,702.3	-936.1	255.3	-1,327.5
Change in loans, all operations	-1,585.4	721.7	-2,692.4	420.4	97.4	765.2
Change in net debt before revaluation and translation differences, all operations	354.5	768.2	-990.1	-515.7	352.7	-562.3
Revaluation of financial instruments, all operations [2]	-23.2	12.2	-15.3	41.6	51.8	-
Translation differences, all operations	-126.8	168.0	325.0	-1,501.1	-1,712.4	616.0
Impact from dividend of discontinued operations	1,632.4	-	1,632.4	-	-	-
Change in net debt, all operations	1,836.9	948.4	952.0	-1,975.2	-1,307.9	53.7
Closing balance	-10,992.8	-12,612.1	-10,992.8	-12,612.1	-11,944.8	-10,633.1

Capital employed and financing

MSEK	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Dec 31, 2004
Operating capital employed, continuing operations	6,512.4	6,337.7	5,923.7	6,294.4	6,459.3	5,265.4
Operating capital employed as % of sales, continuing operations [5]	*11*	*10*	*10*	*11*	*11*	*10*
Return on operating capital employed, continuing operations, % [6]	*47*	*49*	*60*	*58*	*57*	*64*
Goodwill, continuing operations	14,692.9	14,544.9	15,317.6	15,268.7	15,354.5	13,352.5
Acquisition related intangible fixed assets, continuing operations	446.1	414.3	359.3	278.9	303.8	212.3
Shares in associated companies, continuing operations	177.2	176.0	178.6	177.4	178.5	-
Capital employed, continuing operations	21,828.6	21,472.9	21,779.2	22,019.4	22,296.1	18,830.2
Return on capital employed, continuing operations % [7]	*13*	*14*	*16*	*15*	*15*	*17*
Capital employed, discontinued operations	-	4,980.6	4,738.5	4,390.5	4,288.8	3,569.0
Capital employed, all operations	21,828.6	26,453.5	26,517.7	26,409.9	26,584.9	22,399.2
Net debt, all operations	-10,992.8	-12,829.7	-11,944.8	-12,612.1	-13,560.5	-10,633.1
Shareholders' equity, all operations	10,835.8	13,623.8	14,572.9	13,797.8	13,024.4	11,766.1
Net debt equity ratio/multiple, all operations [8]	*1.01*	*0.94*	*0.82*	*0.91*	*1.04*	*0.90*

Balance Sheet

MSEK	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Dec 31, 2004
ASSETS						
Fixed assets						
Goodwill	14,692.9	16,976.2	17,792.4	17,478.2	17,590.0	15,301.9
Acquisition related intangible fixed assets	446.1	677.6	638.5	553.0	589.4	433.2
Other intangible fixed assets	178.9	310.0	313.3	293.2	293.6	268.6
Tangible fixed assets	4,783.8	6,227.4	5,941.5	6,002.1	6,149.5	5,820.0
Shares in associated companies	177.2	176.0	178.6	177.4	178.5	-
Non-interest bearing financial fixed assets	2,172.8	1,960.9	2,135.6	1,913.1	2,013.4	1,882.9
Interest bearing financial fixed assets	1,231.3	1,268.3	1,166.8	1,259.2	1,400.7	138.2
Total fixed assets	23,683.0	27,596.4	28,166.7	27,676.2	28,215.1	23,844.8
Current assets						
Non-interest bearing current assets	12,079.4	14,149.7	13,974.9	13,838.0	13,777.3	11,884.8
Other interest bearing current assets	125.0	257.2	668.5	722.2	678.0	-
Liquid funds	4,483.2	3,161.3	3,470.8	2,245.6	2,207.1	3,120.4
Total current assets	16,687.6	17,568.2	18,114.2	16,805.8	16,662.4	15,005.2
TOTAL ASSETS [3]	40,370.6	45,164.6	46,280.9	44,482.0	44,877.5	38,850.0

MSEK	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Attributable to the equity holders of the Parent Company	10,835.4	13,614.2	14,571.4	13,796.4	13,023.7	11,749.5
Minority interests	0.4	9.6	1.5	1.4	0.7	16.6
Total shareholders' equity [3]	10,835.8	13,623.8	14,572.9	13,797.8	13,024.4	11,766.1
Equity ratio, %	*27*	*30*	*31*	*31*	*29*	*30*
Long-term liabilities						
Non-interest bearing long-term liabilities	87.7	90.2	99.1	37.2	41.9	90.8
Interest bearing long-term liabilities	7,353.8	7,365.8	7,635.2	7,683.7	7,845.2	10,141.8
Non-interest bearing provisions	2,273.8	2,117.0	2,449.8	2,407.6	2,538.4	2,200.4
Total long-term liabilities	9,715.3	9,573.0	10,184.1	10,128.5	10,425.5	12,433.0
Current liabilities						
Non-interest bearing current liabilities	10,341.0	11,817.1	11,908.2	11,400.3	11,426.5	10,901.0
Interest bearing current liabilities	9,478.5	10,150.7	9,615.7	9,155.4	10,001.1	3,749.9
Total current liabilities	19,819.5	21,967.8	21,523.9	20,555.7	21,427.6	14,650.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES [3]	40,370.6	45,164.6	46,280.9	44,482.0	44,877.5	38,850.0

Notes 2 – 3 and 5 – 8 refer to page 18 and 19.

File No. 82-34719

Statement of Recognized Income and Expense

MSEK	Sep 30, 2006 Attributable to equity holders of the Parent Company	Sep 30, 2006 Minority interests	Sep 30, 2006 Total	Dec 31, 2005 Attributable to equity holders of the Parent Company	Dec 31, 2005 Minority interests	Dec 31, 2005 Total	Sep 30, 2005 Attributable to equity holders of the Parent Company	Sep 30, 2005 Minority interests	Sep 30, 2005 Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax, all operations [3]	82.6	-	82.6	-198.2	-	-198.2	-109.8	-	-109.8
Cash flow hedges net of tax, all operations	9.1	-	9.1	11.2	-	11.2	-	-	-
Net investment hedges, all operations	229.4	-	229.4	-544.6	-	-544.6	-478.0	-	-478.0
Translation differences, all operations	-566.8	-1.3	-568.1	1,939.2	1.3	1,940.5	1,774.9	1.3	1,776.2
Net income/expense recognized directly in equity	-245.7	-1.3	-247.0	1,207.6	1.3	1,208.9	1,187.1	1.3	1,188.4
Net income for the period, all operations [3]	1,400.0	1.6	1,401.6	2,712.2	1.5	2,713.7	1,957.7	1.4	1,959.1
Total income/expense for the period	1,154.3	0.3	1,154.6	3,919.8	2.8	3,922.6	3,144.8	2.7	3,147.5

Changes in shareholders' equity is provided in Note 9.

Data per share

SEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period, continuing operations [1]	92.00	82.00	92.00	82.00	90.00	76.00
Earnings per share before dilution, continuing operations	1.19	1.62	2.91	4.38	5.91	5.55
Earnings per share before dilution, discontinued operations	0.18	0.36	0.92	0.98	1.52	1.38
Earnings per share before dilution, all operations	1.37	1.98	3.83	5.36	7.43	6.93
Earnings per share after dilution, continuing operations	1.17	1.61	2.91	4.33	5.84	5.47
Earnings per share after dilution, discontinued operations	0.18	0.35	0.90	0.94	1.47	1.32
Earnings per share after dilution, all operations	1.35	1.96	3.81	5.27	7.31	6.79
Dividend	-	-	[illegible]	-	3.50	3.00
P/E-ratio after full conversion, continuing operations	-	-	[illegible]	-	15	14
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	379,614,554	375,015,400	379,614,554	375,015,400	375,015,400	382,408,810
Average number of shares after dilution	375,015,400	375,015,400	375,015,400	379,944,340	378,712,105	382,408,810

1) The share price was recalculated after the dividend of Securitas Direct AB and Securitas Systems AB.

Notes 3 and 9 refer to page 18 and 19.

File No. 82-34719

Segment overview January – September 2006 and 2005

The Group has as of January 1, 2006 adopted the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses. The comparatives have been adjusted accordingly for 2005.The income statement impact is in the first nine months 2005 limited to an increase of the operating income in Security Services Europe of MSEK 1. All divisions including Other have an impact on operating capital employed and consequently on capital employed. All tax related to the adjustments are reflected in Other .

The Group applies IFRS5 Non-current Assets Held for sale and Discontinued Operations, for the two previous primary segments Direct and Securitas Systems as from September 29, 2006 Further information can be found under the heading Accounting priciples on pages 12 – 13 and in Note 10 Discontinued Operations on pages 19 – 20.

January–September 2006 MSEK	Security Services USA	Security Services Europe	Other	Total Security Services	Cash Handling Services	Discontinued operations	Eliminations	Group
Sales, external	16,363	20,318	33	36,714	8,629	-	-	45,343
Sales, intra-group	-	28	-	28	1	-	-29	-
Total sales	**16,363**	**20,346**	**33**	**36,742**	**8,630**	-	**-29**	**45,343**
Organic sales growth, %	***6***	***6***	-	***6***	***6***	-	-	***6***
Operating income before amortization	**805**	**1,394**	**-388[1]**	**1,811**	**227[2]**	-	-	**2,038[3]**
Operating margin, %	***4.9***	***6.9***	-	***4.9***	***2.6***	-	-	***4.5***
Amortization of acquisition related intangible fixed assets	-23	-39	0	-62	-10	-	-	-72
Acquisition related restructuring costs	-	-1	-	-1	-	-	-	-1
Operating income after amortization	782	1,354	-388	1,748	217	-	-	1,965
Operating capital employed	1,380	1,922	706	4,008	2,505	-	-	6,513
Operating capital employed as % of sales	***6***	***7***	-	***8***	***22***	-	-	***11***
Goodwill	6,336	5,680	8	12,024	2,669	-	-	14,693
Acquisition related intangible fixed assets	49	379	0	428	18	-	-	446
Shares in associated companies	-	-	177	177	-	-	-	177
Capital employed	**7,765**	**7,981**	**891**	**16,637**	**5,192**	-	-	**21,829**
Return on capital employed,%	***15***	***24***	-	***16***	***6***	-	-	***13***

1) Operating income before and after amortization in Other includes MSEK -184 relating to non-recurring items (the listing project and the closing of the head office in Feltham). Adjusted for these non-recurring items the operating income before amortization would have amounted to MSEK 1.995 in the total Security Services operations. The adjusted operating margin would have been 5.4 percent.

2) Operating income before and after amortization in Cash Handling Services includes MSEK -373 relating to Welo provision. Adjusted for this non-recurring item the operating income before amortization would have amounted to MSEK 600, corresponding to an adjusted operting margin of 7.0 percent.

3) The operating income before amortization would adjusted for the non-recurring items in the total Security Services operations and in Cash Handling Services have amounted to MSEK 2.595, corresponding to and adjusted operating margin of 5.7 percent.

January–September 2005 MSEK	Security Services USA	Security Services Europe	Other	Total Security Services	Cash Handling Services	Discontinued operations	Eliminations	Group
Sales, external	15,636	18,482	32	34,150	8,613	-	-	42,763
Sales, intra-group	-	18	-	18	8	-	-26	-
Total sales	**15,636**	**18,500**	**32**	**34,168**	**8,621**	-	**-26**	**42,763**
Organic sales growth, %	***3***	***5***	-	***4***	***3***	-	-	***4***
Operating income before amortization	**749**	**1,343**	**-182**	**1,910**	**586**	-	-	**2,496**
Operating margin, %	***4.8***	***7.3***	-	***5.6***	***6.8***	-	-	***5.8***
Amortization of acquisition related intangible fixed assets	-24	-30	0	-54	-20	-	-	-74
Acquisition related restructuring costs	-	-1	-	-1	-	-	-	-1
Operating income after amortization	725	1,312	-182	1,855	568	-	-	2,421
Operating capital employed	1,232	1,384	899	3,515	2,784	-	-5	6,294
Operating capital employed as % of sales	***6***	***6***	-	***8***	***24***	-	-	***11***
Goodwill	6,862	5,507	9	12,378	2,891	-	-	15,269
Acquisition related intangible fixed assets	40	178	1	219	60	-	-	279
Shares in associated companies	-	-	177	177	-	-	-	177
Capital employed	8,134	7,069	1,086	16,289	5,735	-	-5	22,019
Capital employed in discontinued operations	-	-	-	-	-	4,390	-	4,390
Capital employed, all operations	**8,134**	**7,069**	**1,086**	**16,289**	**5,735**	**4,390**	**-5**	**26,409**
Return on capital employed,%	***12***	***27***	-	***16***	***14***	-	-	***15***

File No. 82-34719

Notes

Note 1 Organic sales growth, continuing operations

The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	Jul – Sep 2006	Jul – Sep 2005	%
Total sales	15,369	14,976	3
Acquisitions/Divestitures	-293	-222	
Currency change from 2005	535	-	
Organic sales	15,611	14,754	6

Sales, MSEK	Jan – Sep 2006	Jan – Sep 2005	%
Total sales	45,343	42,763	6
Acquisitions/Divestitures	-661	-743	
Currency change from 2005	-279	-	
Organic sales	44,403	42,020	6

Operating income, MSEK	Jul – Sep 2006	Jul – Sep 2005	%
Operating income	798	914	-13
Currency change from 2005	33	-	
Operating income	831	914	-9

Operating income, MSEK	Jan – Sep 2006	Jan – Sep 2005	%
Operating income	2,038	2,496	-18
Currency change from 2005	-3	-	
Operating income	2,035	2,496	-18

Income before taxes, MSEK	Jul – Sep 2006	Jul – Sep 2005	%
Income before taxes	629	782	-20
Currency change from 2005	31	-	
Income before taxes	660	782	-16

Income before taxes, MSEK	Jan – Sep 2006	Jan – Sep 2005	%
Income before taxes	1,542	2,109	-27
Currency change from 2005	3	-	
Income before taxes	1,545	2,109	-27

Note 2 Revaluation of financial instruments, continuing operations

The revaluation of financial instruments according to IAS 39 Financial Instruments; Recognition and Measurement is recognized in the Statement of income on the line Revaluation of financial instruments as follows; July – September 2006 MSEK -17.8, July – September 2005 MSEK 11.9, January – September 2006 MSEK -27.8, January – September 2005 MSEK 41.3 and January – December 2005 MSEK 36.2 and for cash flow hedges on the line Cash flow hedges net of tax in the Statement of Recognized Income and Expense as follows; July – September 2006 MSEK 3.8 (MSEK 5.4 before tax), January – September 2006 MSEK 9.1 (MSEK 12.5 before tax) and January – December 2005 MSEK 11.2 (MSEK 15.6 before tax). The amount disclosed in the specification of Change in net debt is the total revaluation recognized via the Statement of income and the Statement of Recognized Income and Expense before tax.

Note 3 IAS 19 amendment, all operations

As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Jan – Dec, 2005	Jan – Sep, 2005	Jan – Dec, 2004
Income before taxes	1.5	1.4	0.9
Net income for the year/period	1.1	1.0	0.6
Shareholders' equity before taxes	-306.1	-167.1	-113.7
Shareholders' equity net of taxes	-197.1	-108.8	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-109.8*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*1.0*	*0.6*

Accumulated impact 2004 – 2005:

MSEK	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-280.8	-113.7
Shareholders' equity net of taxes	-273.9	-185.6	-76.8
Impact on operating capital employed and capital employed	-273.9	-185.6	-76.8
Impact on total assets	-7.7	-8.9	7.3
Impact on total shareholders' equity and liabilities	-7.7	-8.9	7.3

Note 4 Free cash flow, %

Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Operating capital employed as % of sales, continuing operations

Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 6 Return on operating capital employed, %, continuing operations

Operating income before amortization (rolling 12 months) as percent of the average balance of operating capital employed.

Note 7 Return on capital employed, %, continuing operations
Operating income before amortization (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 8 Net debt equity ratio/multiple, all operations
Net debt in relation to shareholders' equity.

Note 9 Changes in shareholders' equity

MSEK	Sep 30, 2006 Attributable to equity holders of the Parent Company	Sep 30, 2006 Minority interests	Sep 30, 2006 Total	Dec 31, 2005 Attributable to equity holders of the Parent Company	Dec 31, 2005 Minority interests	Dec 31, 2005 Total	Sep 30, 2005 Attributable to equity holders of the Parent Company	Sep 30, 2005 Minority interests	Sep 30, 2005 Total
Opening balance January 1, 2006/2005 [1]	14,571.4	1.5	14,572.9	11,749.5	16.6	11,766.1	11,749.5	16.6	11,766.1
Effect of change of accounting principle IAS 39	-	-	-	-2.7	-	-2.7	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	14,571.4	1.5	14,572.9	11,746.8	16.6	11,763.4	11,746.8	16.6	11,763.4
Actuarial gains and losses net of tax, all operations	82.6	-	82.6	-198.2	-	-198.2	-109.8	-	-109.8
Cash flow hedges net of tax, all operations	9.1	-	9.1	11.2	-	11.2	-	-	-
Net investment hedges, all operations	229.4	-	229.4	-544.6	-	-544.6	-478.0	-	-478.0
Translation differences, all operations	-566.8	-1.3	-568.1	1,939.2	1.3	1,940.5	1,774.9	1.3	1,776.2
Net income /expense recognized directly in equity	-245.7	-1.3	-247.0	1,207.6	1.3	1,208.9	1,187.1	1.3	1,188.4
Net income for the period, all operations	1,400.0	1.6	1,401.6	2,712.2	1.5	2,713.7	1,957.7	1.4	1,959.1
Total income/expense for the period	1,154.3	0.3	1,154.6	3,919.8	2.8	3,922.6	3,144.8	2.7	3,147.5
Transactions with minority interests	-	-	-	-	-17.9	-17.9	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	-1,277.7	-	-1,277.7	-1,095.2	-	-1,095.2	-1,095.2	-	-1,095.2
Dividend of net assets in Direct and Systems [2]	-3,612.6	-1.4	-3,614.0	-	-	-	-	-	-
Closing balance September 30, 2006/2005 and December 31, 2005	10,835.4	0.4	10,835.8	14,571.4	1.5	14,572.9	13,796.4	1.4	13,797.8

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses.
2) Information of the breakdown of net assets is provided in Note 10 on page 20.

Shareholders' equity in the Parent Company amounted to MSEK 23,414.2 as of September 30, 2006, of which Restricted equity amounted to MSEK 7,727.7 and Non-restricted equity to MSEK 15,686.5 (including net income for the period). The dividend of shares in Securitas Direct AB and Securitas Systems AB amounted to MSEK -8,519.2.

Note 10 Discontinued operations
Discontinued operations are defined as the two previous primary segments Direct and Securitas Systems (Systems) as they were presented in the Securitas Group. The previous primary segments Direct and Systems as included in the Securitas Group will differ from the listed companies Securitas Direct AB and Securitas Systems AB. The primary segments have been accounted for under IAS 14 Reporting for Segments. Reporting for segments differs from a reporting on a stand alone basis in that:

- Segment reporting is limited to operating income and excluding certain intra-group transactions that are not of an operating nature.
- Segment reporting as a consequence excludes financial items and tax.
- When adjustments have been made to the consolidated financial statements of the Securitas Group, these adjustments are based on historical segment data already published and in addition to this, adjustments for finance net and tax attributable to the segments. These items were previously recognized under the heading Other.
- The Total Sales has been adjusted for intra-group sales to and from Direct and Systems. This adjustment impacts the intra-group sales previously recognized in Direct and Systems, but also in the continuing operations as well as the elimination of intra-group sales included under the heading Eliminations.
- The Operating income before and after amortization has been adjusted for intra-group margin relating to combination contracts between Security Services Europe and Securitas Systems. This intra-group margin was previously included under the heading Eliminations.

In summary the restatement according to IFRS 5 has been applied as follows:

- The income statement for the Securitas group includes the net income in Direct and Systems up until September 29, 2006.
- The net income in Direct and Systems up until September 29, 2006 is included on the line Net income, discontinued operations in the Consolidated Statement of Income. This means that the impact from Direct and Systems on each line in the Consolidated Statement of Income has been adjusted and is recognized as a net total on the line Net income, discontinued operations. A specification of the Net income in discontinued operations is given below on page 20.
- This adjustment has also been carried out for all comparatives in the Consolidated Statement of Income.
- The cash flow impact from Direct and Systems up until September 29, 2006, is included on the line Cash flow for the period, discontinued operations in the Consolidated Statement of Operating Cash Flow. This means that the impact from Direct and Systems on each line in the Consolidated Statement of Operating Cash Flow has been adjusted and is recognized as a net total on the line Cash flow for the period, discontinued operations. The condensed Consolidated Statement of Cash Flow according to IAS 12 is however not restated and the impact from discontinued operations is shown line by line for Cash flow from operations, discontinued operations, Cash flow from investing activities, discontinued operations and Cash flow from financing activities, discontinued operations.
- This adjustment has also been carried out for all comparatives in the Consolidated Statement of Operating Cash Flow and the condensed Consolidated Statement of Cash Flow according to IAS 12.
- The impact on the closing net debt from the dividend is shown on page 15 in Change in net debt on the line Impact from dividend of discontinued operations.
- The balance sheet as of September 30, 2006 excludes all balances related to Direct and Systems.
- Non-segment balances such as current and deferred taxes, accrued interest, net debt and shareholders' equity, previously included under the heading Other are also excluded since they are legally balances belonging to the new companies.
- In accordance with IFRS 5, the comparatives for the balance sheet are not adjusted. However the table for Capital employed and financing on page 15 and the Divisional overview on page 17 separates the segment assets in discontinued operations also for comparatives. The net assets (operating capital employed and capital employed) previously included under the segments Direct and Systems are shown as Capital employed, discontinued operations.
- Key ratios have been restated where applicable.
- Information of the balances relating to discontinued operations as of September 29, 2006 are included below on page 20. The corresponding impact on shareholders' equity of the Securitas Group is included in Note 9 Changes in shareholders' equity on page 19, on the line Dividend of net assets in Direct and Systems.

In the tables below the following information is provided:

- Condensed statement of income for discontinued operations for January 1 – September 29, 2006.
- Condensed statement of cash flow for discontinued operations for January 1 – September 29, 2006.
- Specification to the condensed statement of income for January 1 – September 29, 2006.
- Assets and liabilities in discontinued operations as of September 29, 2006.
- Capital employed and financing in discontinued operations as of September 29, 2006.

File No. 82-34719

Note 10 (cont.)

Income MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Total Sales	2,176.4	1,898.7	6,511.3	5,539.7	7,813.0	6,282.5
Operating income before amortization	192.6	220.5	599.6	608.6	919.7	755.1
Amortization of acquisition related intangible fixed assets	-6.1	-5.5	-18.4	-18.0	-24.4	-14.2
Acquisition related restructuring costs	-0.8	-6.7	-14.3	-28.9	-34.0	-3.5
Operating income after amortization	185.7	208.3	566.9	561.7	861.3	737.4
Financial income and expense	-15.4	-12.1	-36.2	-26.6	-39.9	-16.0
Income before taxes	170.3	196.2	530.7	535.1	821.4	721.4
Taxes	-102.7	-65.4	-192.2	-177.8	-265.7	-218.3
Net income for the period	67.6	130.8	338.5	357.3	555.7	503.1

Cash flow MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations	24.3	245.3	563.4	634.7	965.9	1,093.9
Cash flow from investing activities	-211.6	-175.3	-676.4	-591.7	-1,060.6	-2,234.2
Cash flow from financing activities	-1,539.9	34.0	-1,138.0	306.9	2,120.9	544.8
Cash flow for the period	-1,727.2	104.0	-1,251.0	349.9	2,026.2	-595.5

Specification to Income MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Total Sales						
Securitas Systems and Direct	2,326.9	2,066.3	6,952.6	6,051.3	8,504.0	6,872.0
Intra-group sales	-150.5	-167.6	-441.3	-511.6	-691.0	-589.5
Total Sales	2,176.4	1,898.7	6,511.3	5,539.7	7,813.0	6,282.5
Operating income before amortization						
Securitas Systems and Direct	197.0	221.9	608.0	613.7	926.3	755.1
Intra-group margin	-4.4	-1.4	-8.4	-5.1	-6.6	0.0
Operating income before amortization	192.6	220.5	599.6	608.6	919.7	755.1
Operating income after amortization						
Securitas Systems and Direct	190.1	209.7	575.3	566.8	867.9	737.4
Intra-group margin	-4.4	-1.4	-8.4	-5.1	-6.6	0.0
Operating income after amortization	185.7	208.3	566.9	561.7	861.3	737.4

Assets and liabilities MSEK	Sep 29, 2006
Goodwill	2,513.5
Acquisition related intangible fixed assets	263.6
Other intangible fixed assets	121.0
Tangible fixed assets	1,513.4
Non-interest bearing financial fixed assets	128.6
Interest bearing financial fixed assets	3.1
Non-interest bearing current assets	3,037.0
Liquid funds	639.5
Total assets	8,219.7
Non-interest bearing long-term liabilities	1.1
Interest bearing long-term liabilities	2,201.3
Non-interest bearing provisions	227.6
Non-interest bearing current liabilities	2,102.0
Interest bearing current liabilities	73.7
Total liabilities	4,605.7
Net assets in discontinued operations	3,614.0

Capital employed and financing MSEK	Sep 29, 2006
Operating capital employed	2,469.3
Goodwill	2,513.5
Acquisition related intangible fixed assets	263.6
Capital employed	5,246.4
Net debt	-1,632.4
Net assets in discontinued operations	3,614.0

Note 11 Continuing operations per quarter 2005-2006

The table shows the Securitas Group adjusted for discontinued operations per quarter (periodic and accumulated).

Income MSEK	Q1 2005	Q2 2005	H1 2005	Q3 2005	9M 2005	Q4 2005	FY 2005	Q1 2006	Q2 2006	H1 2006	Q3 2006	9M 2006
Sales	13,081.1	13,871.3	26,952.4	14,531.7	41,484.1	15,317.0	56,801.1	14,804.1	14,801.2	29,605.3	15,076.8	44,682.1
Sales, acquired business	404.7	430.7	835.4	443.9	1,279.3	120.2	1,399.5	143.8	224.4	368.2	292.7	660.9
Total Sales	13,485.8	14,302.0	27,787.8	14,975.6	42,763.4	15,437.2	58,200.6	14,947.9	15,025.6	29,973.6	15,369.5	45,343.0
Organic sales growth, %	3	4	3	4	4	5	4	5	6	6	6	6
Operating income before amortization	768.2	813.9	1,582.1	914.3	2,496.4	879.0	3,375.4	799.0	440.4	1,239.4	798.6	2,038.0
Operating margin, %	5.7	5.7	5.7	6.1	5.8	5.7	5.8	5.3	2.9	4.1	5.2	4.5
Amortization of acquisition related intangible fixed assets	-24.0	-24.4	-48.4	-25.8	-74.2	-23.9	-98.1	-23.6	-23.2	-46.8	-25.3	-72.1
Acquisition related restructuring costs	-0.2	-0.2	-0.4	-0.5	-0.9	-0.2	-1.1	-0.2	-0.1	-0.3	-0.2	-0.5
Operating income after amortization	744.0	789.3	1,533.3	888.0	2,421.3	654.9	3,276.2	775.2	417.1	1,192.3	773.1	1,965.4
Financial income and expense	-115.7	-131.9	-247.6	-117.8	-365.4	-117.8	-483.2	-119.3	-151.0	-270.3	-126.3	-396.6
Revaluation of financial instruments	36.7	-7.3	29.4	11.9	41.3	-5.1	36.2	-1.6	-8.2	-10.0	-17.8	-27.8
Share in income of associated companies	-	11.3	11.3	0.2	11.5	0.3	11.8	0.4	0.3	0.7	0.4	1.1
Income before taxes	665.0	661.4	1,326.4	782.3	2,108.7	732.3	2,841.0	654.5	258.2	912.7	629.4	1,542.1
Net margin, %	4.9	4.6	4.8	5.2	4.9	4.7	4.9	4.4	1.7	3.0	4.1	3.4
Taxes	-159.9	-159.0	-318.9	-188.0	-506.9	-176.1	-683.0	-203.3	-80.2	-283.5	-195.5	-479.0
Net income for the period, continuing operations	505.1	502.4	1,007.5	594.3	1,601.8	556.2	2,158.0	451.2	178.0	629.2	433.9	1,063.1
Net income for the period, discontinued operations	100.7	125.8	226.5	130.8	357.3	198.4	555.7	154.5	116.4	270.9	67.6	338.5
Net income for the period, all operations	605.8	628.2	1,234.0	725.1	1,959.1	754.6	2,713.7	605.7	294.4	900.1	501.5	1,401.6

File No. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services and technical solutions, alarm monitoring, and cash handling services. The Group has about 200,000 employees and operates in 30 countries mainly in Europe and North America.

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitas.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

November 16, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Interim Report (2)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

File No. 82-34719

Press Release from Securitas AB

November 7, 2006

Securitas AB to publish Interim Report on Thursday, November 16, 2006

Securitas AB will publish January-September report 2006 on Thursday, November 16 at 8.00 a.m. (CET). The press release will be available at the company's website www.securitas.com immediately after publishing.

Agenda (AM, CET)

8.00 Report release
The report will be sent as a press release from Hugin (www.huginonline.com) and will automatically be published on www.securitas.com when released.

9.00 Presentation slides
Presentation slides will be available at www.securitas.com. .

9.30 Press conference
Securitas Senior Management to present the report and answer questions.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.

To follow the press conference via telephone (and participate in Q&A session), please register via the link https://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=172995 and follow instructions or call +44 (0)20 7162 0125.
To follow the live web cast of the press conference, please visit www.securitas.com.

Recorded versions
A recorded version of the web cast will be available on Securitas' website and a telephone-recorded version of the press conference will be available until December 16 on: +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 725395.

Subscribe for press releases
To receive future reports and press releases from Securitas, please visit www.securitas.com and subscribe under "Subscribe and order".

For further information, please contact:
Henrik Brehmer, Senior Vice President, Investor Relations, Securitas
Phone: +44 (0) 20 8432 6523. Mobile: +44 (0) 7884 117 192.

Securitas Systems and Securitas Direct
For information on Securitas Systems' and Securitas Direct's Interim Reports January-September 2006, please see separate press releases and www.securitassystems.com and www.securitas-direct.com.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

Securitas AB

Interim Report
January – September 2006

- Securitas Direct AB and Securitas Systems AB were successfully listed on the Stockholm Stock Exchange on September 29, 2006. Third quarter results are published simultaneously with this report.
- Securitas Security Services (USA and Europe) continue to show strong organic sales growth of 6 percent and the previously weak trend in Europe has turned positive in the third quarter.
- The Cash Handling Services division has increased organic sales growth from 3 to 6 percent and operating margin is broadly maintained at a 7 percent level.

MSEK	Q3 2006	Q3 2005	change	9M 2006	9M 2005	change
Sales	**15,369**	**14,976**	*3*	**45,343**	**42,763**	*6*
Organic sales growth, %	*6*	*4*		*6*	*4*	
Operating result before non-recurring items	**957**	**914**	*5*	**2,595**	**2,496**	*4*
Operating margin, %	*6.2*	*6.1*		*5.7*	*5.8*	
Real change, %	*8*	*0*		*4*	*3*	
Income before tax and non-recurring items	**805**	**770**	*4*	**2,150**	**2,068**	*4*
Real change, %	*9*	*1*		*4*	*6*	
Income before tax	629	782	*-20*	1,542	2,109	*-27*
Net income, continuing operations	434	594	*-27*	1,063	1,602	*-34*
Net income, discontinued operations	68	131	*-48*	339	357	*-5*
Net income, all operations	502	725	*-31*	1,402	1,959	*-28*
Earnings per share, before non-recurring items (SEK)	1.52	1.56	*-3*	4.37	4.25	*3*
Earnings per share, continuing operations (SEK)	1.17	1.61	*-27*	2.91	4.33	*-33*
Earnings per share, discontinued operations (SEK)	0.18	0.35	*-49*	0.90	0.94	*-4*
Earnings per share, all operations (SEK)	1.35	1.96	*-31*	3.81	5.27	*-28*

Comments from the CEO, Thomas Berglund

"The Group has strong organic sales growth and stable development of the operational profitability. This has been achieved at the same time as we are creating three new listed companies, which demonstrates the strength of Securitas' organization".

Organic Sales Growth and Operating Margin Development

MSEK	Q3 2006 Organic sales growth, %	Q3 2006 Operating margin, % 1)	Q3 2006 Operating margin change, PP 1)	9M 2006 Organic sales growth, %	9M 2006 Operating margin, %	9M 2006 Operating margin change, PP
Security Services USA	5	5.1	0.1	6	4.9	0.1
Security Services Europe	8	7.4	0.1	6	6.9	-0.4
Security Services 2)	6	5.9	**0.2**	6	5.4	**-0.2**
Cash Handling Services	5	7.5	**-0.2**	6	7.0	**0.2**
Group	6	6.2	**0.1**	6	5.7	**-0.1**

1) Excluding non-recurring items
2) Including costs for head office of MSEK -53 for the third quarter 2006 and MSEK -204 for the first nine months 2006, included in segment Other.

Impact from non-recurring items

MSEK	Q3 2006	Q3 2005	9M 2006	9M 2005
Operating income before amortization and non-recurring items	**957**	**914**	**2,595**	**2,496**
Operating margin before non-recurring items, %	*6.2*	*6.1*	*5.7*	*5.8*
Costs for the listing project and the relocation of the head office	-158	-	-184	-
Welo provision	-	-	-373	-
Operating income before amortization	**799**	**914**	**2,038**	**2,496**
Operating margin, %	*5.2*	*6.1*	*4.5*	*5.8*
Income before taxes and non-recurring items	**805**	**770**	**2,150**	**2,068**
Costs for the listing project and the relocation of the head office	-158	-	-184	-
Welo provision	-	-	-373	-
Costs for the listing project for maintaining credit facilities	-	-	-23	-
Revaluation of financial instruments	-18	12	-28	41
Income before taxes	**629**	**782**	**1,542**	**2,109**

Listing of Securitas Systems AB and Securitas Direct AB

After the listing of Securitas Direct AB and Securitas Systems AB (treated as discontinued operations), the Securitas Group consists of Security Services USA, Security Services Europe and Cash Handling Services (continuing operations). For financial information for the period January-September 2006 for Securitas Direct AB and Securitas Systems AB please find separate reports on www.securitas-direct.com, and on www.securitassystems.com.

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting

An information meeting will be held on November 16, 2006, 9.30 CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link https://eventreg2.conferencing.com/inv/reg.html?Acc=484l130700&Conf=172995 and follow instructions or call +44 (0)20 7162 0125.

The meeting is also webcasted at www.securitas.com

For a recorded version of the information meeting please dial +44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 725395.

The two previous primary segments Direct and Securitas Systems are treated as discontinued operations according to IFRS 5. Further information is provided under the heading Accounting Principles on pages 12-13 and in Note 10 on pages 19-20.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005. Further information is provided under the heading Accounting Principles on page 13 and in Note 3 on page 18.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group July – September 2006

Sales amounted to MSEK 15,369 (14,976). Organic sales growth was 6 percent, an increase of 2 percentage points compared to the third quarter 2005.

Operating income before amortization was MSEK 799 (914), which adjusted for changes in exchange rates was a decrease by 9 percent compared to the third quarter 2005. Adjusted for costs for the listing project and the relocation of the Securitas head office to Stockholm of MSEK -158, the real change in operating income was an increase by 8 percent compared to the third quarter 2005.

The operating margin was 5.2 percent (6.1). Adjusted for listing project and relocation costs the operating margin was 6.2 percent.

Acquisition related restructuring costs have impacted the period by MSEK 0 (0). Revaluation of financial instruments amounted to MSEK -18 (12).

Financial income and expense amounted to MSEK -126 (-118).

Income before taxes was MSEK 629 (782), which adjusted for changes in exchange rates, was a decrease by 16 percent. Adjusted for costs for the listing project and the relocation of head office to Stockholm of MSEK -158 and the negative impact of the revaluation of financial instruments of MSEK 30, the real change in income before taxes was an increase by 9 percent compared to the third quarter 2005.

The Group's tax rate was 31.1 percent (24.0). The net income was MSEK 434 (594). Earnings per share was SEK 1.17 (1.61).

Net income, all operations (including Securitas Systems and Direct until September 29, 2006) was MSEK 502 (725). Earnings per share, all operations (including Securitas Systems and Direct until September 29, 2006) was SEK 1.35 (1.96).

Sales and Income for the Group January – September 2006

Sales amounted to MSEK 45,343 (42,763). Organic sales growth improved to 6 percent (4).

Operating income before amortization was MSEK 2,038 (2,496), which adjusted for changes in exchange rates was a decrease by 18 percent compared to 2005. Adjusted for costs for the listing project and the relocation of the Securitas head office of MSEK -184 and the Welo provision of MSEK -373, the real change in operating income was an increase by 4 percent compared to the first nine months of 2005. The operating income was also negatively impacted by MSEK 65, related to the decline in result in the airport security business in Europe compared to the first nine months of 2005.

The operating margin was 4.5 percent (5.8). Adjusted for costs for the listing and head office relocation projects and the Welo provision, the operating margin was 5.7 percent.

Revaluation of financial instruments had a negative impact of MSEK 69 compared to the first nine months of 2005 and amounted to MSEK -28 (41).

Financial income and expense amounted to MSEK -397 (-365) including MSEK -23 for maintaining committed financing relating to the listing project.

Income before taxes was MSEK 1,542 (2,109), which adjusted for changes in exchange rates, was a decrease by 27 percent. Adjusted for costs for the listing and relocation projects of MSEK -207, the Welo provision of MSEK -373 and the negative impact of the revaluation of financial instruments of MSEK 69, the real change in income before taxes was an increase by 4 percent, compared to the first nine months 2005.

The Group's tax rate was 31.1 percent (24.0). The reason for the increase in the tax rate is the Welo provision. The net income was MSEK 1,063 (1,602). Earnings per share was SEK 2.91 (4.33).

Net income, all operations (including Securitas Systems and Direct until September 29, 2006) was MSEK 1,402 (1,959). Earnings per share, all operations (including Securitas Systems and Direct until September 29, 2006) was SEK 3.81 (5.27).

Security Services USA

Security Services USA	July – September		January – September		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	5,466	5,655	16,363	15,636	21,616
Organic sales growth, %	*5*	*6*	*6*	*3*	*4*
Operating income before amortization	277	285	805	749	1,080
Operating margin, %	*5.1*	*5.0*	*4.9*	*4.8*	*5.0*
Real change, %	*4*	*4*	*7*	*-2*	*6*
Operating capital employed	[illegible]	-	1,380	1,232	1,123
Operating capital employed as % of sales	[illegible]	-	*6*	*6*	*5*
Capital employed	[illegible]	-	7,765	8,134	8,034
Return on capital employed, % [2]	[illegible]	-	*15*	*12*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from 2005 with positive development in both organic sales growth and operating margin continues. With the key indicators such as new sales and strong increase in contract portfolio ahead of last year, the division is set to continue the positive trend going forward.

July – September 2006

The organic sales growth was 5 percent in the third quarter. The slightly lower organic sales growth rate compared to 2005 is explained by last year's increased activities following the hurricanes in the USA.

The improvement in operating margin is attributable to leverage on the increased sales volume.

January – September 2006

The organic sales growth was 6 percent in the first nine months 2006. Last year's increased activities following the hurricanes in the USA generated temporary volumes in the third and fourth quarter 2005 and first quarter 2006. These additional volumes will have a negative impact on the organic sales growth in the fourth quarter 2006. For the full year the organic sales growth is expected to be around 5 percent.

In the beginning of August, 2006 the North American operation retained and expanded the contract with General Motors in the USA and Europe. The contract has a total value of approximately MUSD 800 over five years and is effective as of January 1, 2007.

The operating margin was 4.9 percent. For the full year 2006 the operating margin is expected to be slightly higher than for the full year 2005.

Sales of new contracts were strong with a volume increase of 14 percent compared to the first nine months 2005. The contract portfolio grew by 4 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover increased somewhat to 72 percent, mainly due to an overall stronger U.S. labour market.

Security Services Europe

Security Services Europe	July – September		January – September		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	6,996	6,325	20,346	18,500	24,996
Organic sales growth, %	8	4	6	5	5
Operating income before amortization	516	460	1,394	1,343	1,874
Operating margin, %	7.4	7.3	6.9	7.3	7.5
Real change, %	14	-7	4	0	-1
Operating capital employed	[illegible]	-	1,922	1,384	1,288
Operating capital employed as % of sales	[illegible]	-	7	6	5
Capital employed	[illegible]	-	7,981	7,069	7,165
Return on capital employed, % [2]	[illegible]	-	24	27	26

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe a new organization was implemented during 2005. The business is divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The split into these four vertical units will continue to increase focus and refinement going forward.

July – September 2006

The organic sales growth was 8 percent in the third quarter, driven by the growth in the contract portfolio. The organic sales growth was also positively impacted by the Football World Championships in Germany with approximately 1 percentage point.

The improvement in operating margin to 7.4 percent compared to 2005 is explained by strong performance in permanent guarding in Norway, France, UK, Spain, Switzerland, Belgium and Argentina. Mobile services for small clients show good organic sales growth, especially in Norway, Denmark, France, Spain and Belgium.

The airport security business has stabilized with strong organic sales growth and did not burden the operating income for the division during the third quarter. The airport security business is expected to show continued strong organic sales growth and margin improvements in the fourth quarter 2006 and onwards.

In July 2006 the Permanent guarding unit and the Transport aviation security operation in Sweden jointly received a contract with the Swedish Aviation Authority (Luftfartsverket) to provide security solutions and technology support to both Arlanda and Bromma airports in Stockholm. The total value of the contract is approximately MSEK 1,000 over five years effective as of February 1, 2007.

January – September 2006

The organic sales growth was 6 percent during the first nine months of 2006. For the full year 2006 the organic sales growth is expected to be in line with the 5 percent reported in 2005.

The operating margin was 6.9 percent which is 0.4 percentage points lower than for the first nine months 2005. The operating income was negatively impacted by the airport security business with MSEK 65.

Further, the German business has not been able to compensate some large contract losses that occurred in the second half 2005. The total impact of the airport security business and the German contract losses was MSEK -80, which is also the estimated impact for the full year 2006.

For the full year 2006 the operating margin is expected to be slightly lower than in 2005.

The contract portfolio grew by 5 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was around 90 percent on an annual basis. The employee turnover was 37 percent.

Cash Handling Services

Cash Handling Services	July – September		January – September		January – December
MSEK	2006	2005 [1]	2006	2005 [1]	2005 [1]
Total sales	2,905	2,995	8,630	8,621	11,581
Organic sales growth, %	5	2	6	3	2
Operating income before amortization [2]	217	231	600	586	831
Operating margin, % [2]	7.5	7.7	7.0	6.8	7.2
Real change, % [2]	-4	4	2	17	14
Operating capital employed	-	-	2,505	2,784	2,372
Operating capital employed as % of sales	-	-	22	24	20
Capital employed	-	-	5,192	5,735	5,251
Return on capital employed, % [2,3]	-	-	16	14	16

1) Adjusted for IAS 19 amendment.
2) Excluding the Welo provision of MSEK -373 (January – September 2006), and the capital loss in Germany of MSEK -151 (January – December 2005).
3) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

A provision was made in the second quarter of MEUR -40.4 (MSEK -373) in relation to the Welo claim, arising from the divested German Cash Handling Services operation. The Welo claim has previously been filed as an insurance claim, which will continue to be pursued as planned. Please refer to Other significant events, page 11 in this report for further information.

During the second and third quarter 2006 the Cash Handling Services division has in parallel to the listing process, evaluated a possible sale of the business. The sale evaluation process was discontinued in August 2006 and the listing preparations are continuing. Håkan Ericson was appointed new CEO in August 2006 and the division is now back to focus on daily business and listing preparations.

July – September 2006

The organic sales growth was 5 percent, which is 3 percentage points higher than in the third quarter 2005. The U.S. cash handling operations grew with 6 percent in the third quarter, which is an improvement of 4 percentage points compared to 2005.

The operating margin was 7.5 percent, which is 0.2 percentage points lower than last year. The operating income in the third quarter was still burdened by difficulties to cover increased fuel costs and wage increases in the USA, start up costs for new contracts, and costs for the listing project.

January – September 2006

The organic sales growth was 6 percent supported by the strong growth in the U.S. operations.

The operating margin was 2.6 percent, which is 4.2 percentage points lower than last year, including the Welo provision of MSEK -373 and the operating loss of MSEK -36 in the German operation, divested in the fourth quarter 2005. Excluding the Welo provision the operating margin was 7.0 percent.

The operating income in the first nine months of 2006 was still burdened due to difficulties to cover increased fuel costs and wage increases in the USA and costs for the listing project.

Strong development was recognized in France with higher organic sales growth and margins above divisional average.

For the full year 2006 the organic sales growth is expected to be significantly higher than for the full year 2005, including the divested German cash handling operation. The operating margin is expected to be around 7 percent, excluding the Welo provision of MSEK -373.

CASH FLOW

July – September 2006

Operating income before amortization amounted to MSEK 799 (914). Net investments in fixed assets after depreciation amounted to MSEK 71 (48).

Changes in accounts receivable amounted to MSEK -774 (-280), which mainly includes increases due to organic sales growth. Changes in other operating capital employed amounted to MSEK 758 (343).

Cash flow from operating activities amounted to MSEK 854 (1,025), equivalent to 107 percent (112) of operating income before amortization.

Free cash flow was MSEK 575 (699), equivalent to 112 percent (111) of adjusted income.

January – September 2006

Operating income before amortization amounted to MSEK 2,038 (2,496) including the Welo provision of MSEK -373 which did not impact the cash flow. Net investments in fixed assets after depreciation amounted to MSEK 56 (56).

Changes in accounts receivable amounted to MSEK -1,128 (-535), which mainly includes increases due to organic sales growth. Changes in other operating capital employed amounted to MSEK 588 (27).

Cash flow from operating activities amounted to MSEK 1,554 (2,044), equivalent to 76 percent (82) of operating income before amortization.

Free cash flow was MSEK 676 (1,183), equivalent to 58 percent (73) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group target of 75–80 percent.

CAPITAL EMPLOYED AND FINANCING

As of September 30, 2006

The Group's operating capital employed was MSEK 6,512 (7,908 as of December 31, 2005 for all operations and 5,923 as of December 31, 2005 for continuing operations), corresponding to 11 percent (10 as of December 31, 2005 for continuing operations) of sales adjusted for full year sales of acquired units. The increase in operating capital employed compared to December 31, 2005 is mainly related to the increase in accounts receivable. The higher DSO is explained by seasonal fluctuations but also to some extent by strong organic sales growth rates in Spain and the public sector in Portugal where the DSOs are high. The dividend of Direct and Systems has reduced the closing balance of operating capital employed by MSEK 2,469.

Acquisitions have decreased operating capital employed by MSEK 57 during the first nine months 2006, whereof the decrease in continuing operations was MSEK 64.

Acquisitions increased consolidated goodwill by MSEK 223, whereof MSEK 194 relating to continuing operations. Adjusted for negative translation differences of MSEK 809 for all operations and after the impact from the dividend of Direct and Systems of MSEK -2,513, total goodwill for the Group amounted to MSEK 14,693 (17,792 as of December 31, 2005 for all operations and 15,318 as of December 31, 2005 for continuing operations).

The annual impairment test of all Cash Generating Units which is required under IFRS took place during the third quarter 2006, in conjunction with the business plan process for 2007. Further information regarding the accounting principles for impairment testing is provided in Note 1 under the section Impairment (IAS 36) on page 82 in the published Annual Report for 2005. None of the Cash Generating Units tested for impairment had a carrying amount that exceeded the recoverable amount, and consequently no impairment losses have been recognized in 2006.

Acquisitions increased acquisition related intangible fixed assets by MSEK 148 during the first nine months of 2006, whereof MSEK 145 in continuing operations. After amortization of MSEK -72 in continuing operations, amortization of MSEK -18 in discontinued operations, positive translation differences of MSEK 13 in all operations and after the impact from the dividend of Direct and Systems of MSEK -264, acquisition related intangible fixed assets amounted to MSEK 446 (639 as of December 31, 2005 for all operations and 359 as of December 31, 2005 for continuing operations).

The Group's total capital employed was MSEK 21,829 (26,518 as of December 31, 2005 for all operations and 21,779 as of December 31, 2005 for continuing operations). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed for all operations by MSEK 664 after considering net investment hedging and MSEK 893 before net investment hedging of MSEK 229. The dividend of Direct and Systems has reduced the closing balance of capital employed by MSEK 5,246.

The return on capital employed was 13 percent (16 as of December 31, 2005 for continuing operations).

The Group's net debt amounted to MSEK 10,993 (11,945 as of December 31, 2005 for all operations). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 328 (MSEK 275 in continuing operations), of which purchase price payments accounted for MSEK 270 (MSEK 231 in continuing operations), assumed net debt for MSEK 44 (MSEK 44 in continuing operations) and acquisition related restructuring costs paid for MSEK 14 (MSEK 0 in continuing operations). The Group's net debt decreased by MSEK 325 for all operations during the first nine months of 2006 due to the translation of net debt in foreign currency to Swedish kronor. The dividend of Direct and Systems has reduced the closing balance of the net debt by MSEK 1,632.

In April 2006, dividend to shareholders was paid with MSEK 1,278 (1,095). The dividend per share was SEK 3.50 (3.00).

The interest cover ratio amounted to 3.6 (5.8). Adjusted for non-recurring items the interest cover ratio would have been 4.2. The free cash flow to net debt ratio amounted to 0.17 (0.18 for all operations).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK -46 (-63).

Shareholders' equity amounted to MSEK 10,836 (14,573 as of December 31, 2005 for all operations). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 339 after considering net investment hedging of MSEK 229 and MSEK 568 before net investment hedging. Please refer to page 16 Statement of recognized income and expense, for further information. The dividend of Direct and Systems has reduced the closing balance for shareholders' equity by MSEK 3,614.

The total number of outstanding shares amounted to 365,058,897 as of September 30, 2006. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the first nine months 2006. Further information regarding the recalculation of the conversion prices of the outstanding convertibles is provided on page 12. The number of shares after dilution has increased to 379,614,554 and will impact the average number of shares after dilution from the fourth quarter 2006.

ACQUISITIONS

All acquisition calculations are finalized by the latest one year after the acquisition is made.

Acquisitions January – September 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						17,792	639
Renful, *Germany*	Security Services Europe	Feb 1	47	20	20	15	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	-	30	-
DAK Güvenlik, *Turkey*	Security Services Europe	Apr 1	184	18	19	11	9
PSI, *Spain* [5]	Security Services Europe	Jun 1	388	133	176	135	77
Other acquisitions [6]		n/a	65	49	49	3	46
Total acquisitions January – September 2006, continuing operations			-	231	275	194	145
Premier, *USA*	Securitas Systems	Apr 1	33	34	34	27	3
Other acquisitions [7]		n/a	10	5	5	2	-
Total acquisitions January – September 2006, discontinued operations			-	39	39	29	3
Total acquisitions January – September 2006, all operations			-	270	314	223	148
Amortization of acq. related intangible fixed assets, continuing operations						n/a	-72
Amortization of acq. related intangible fixed assets, discontinued operations						n/a	-18
Translation differences						-809	13
Impact from dividend of discontinued operations						-2,513	-264
Closing balance						14,693	446

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) 60 percent of purchase price paid in May 2006 6) Contra Veranstaltungsdienste GmbH, Security Services Germany, Hassemans (Contract portfolio), Security Services Sweden, Home Alert Valvarius (Contract portfolio), R&G (Contract portfolio) and Hummel (Contract portfolio), Security Services the Netherlands, Emerald Security Inc, Security Services Canada, Errem SA (Contract portfolio) Security Services Switzerland, A.R.B U.S (Contract portfolio) and Patrol (Contract portfolio), Security Services Germany 7) Elmaco, Securitas Systems Belgium

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 (MSEK 47) and 300 employees. The acquisition will strengthen Securitas' position in aviation security and give access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.1 (MSEK 20) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

DAK Güvenlik, Turkey

Security Services Europe entered the Turkish security services market by acquiring 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MTRY 4.0 (MSEK 18). Securitas has an option to buy the remaining 49 percent of the shares and the purchase price will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of MTRY 36 (MSEK 184) and 3,000 employees. The total enterprise value is MTRY 4.2 (MSEK 19) and it has been included in Securitas as from April 1, 2006.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

PSI (Paneuropea de Seguridad Integral), Spain

Security Services Europe has acquired PSI (Paneuropea de Seguridad Integral) in Spain with security services in major Spanish cities. With the acquisition of PSI, Securitas strengthens the position as a nationwide security provider in Spain.

PSI has forecasted sales of MEUR 42 (MSEK 388) in 2006 and approximately 1,600 employees. The enterprise value of the acquisition is estimated to MEUR 27 (MSEK 250). 60 percent of the purchase price has been paid. The remainder to be paid over two years. PSI has been included in Securitas as from June 1, 2006.

After the acquisition, Securitas in Spain will have sales of approximately MEUR 480 (MSEK 4,470) within the guarding operations.

FOUR NEW SECURITY COMPANIES

On February 9, 2006 Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis AB, Securitas Direct AB and Securitas Systems AB. Thus creating four independent security companies with their own Boards, management and business focus.

The Extraordinary General Meeting in Securitas AB held on September 25, 2006, decided in accordance with the Board of Directors' proposal, on a dividend to the effect that all shares in the wholly-owned subsidiaries Securitas Direct AB and Securitas Systems AB would be distributed to the shareholders. The dividend date was September 29, 2006. The listing preparation for Loomis AB continues and the division will be listed on the Stockholm Stock Exchange during 2007.

As of September 29, 2006 Securitas Systems AB and Securitas Direct AB are listed as separate companies on the Stockholm Stock Exchange. The two former divisions of Securitas AB have during a rapid process in less than a year's time, been de-merged and prepared for listing. Stable organizations, clear business models and focused management constitute a good position for each of the two companies to develop further as independent entities.

SECURITAS SYSTEMS

Securitas Systems AB

Securitas Systems designs and installs complete and tailor made security solutions for large and medium sized companies, based on products within video surveillance, access control, burglary intrusion and fire alarm systems. Approximately 60 percent of the sales come from new installations and 40 percent from services such as maintenance, monitoring, response and customer service functions. Systems has operations in 13 European countries and in the USA, Australia and Hong Kong. Significant customer segments include bank and finance and retail. During 2005, Systems had sales of MSEK 5,798 with an organic sales growth of 6 percent and an operating result of MSEK 669.

Management consists of Juan Vallejo, Chief Executive Officer and Peter Ragnarsson, Chief Financial Officer. The Board members are Melker Schörling, Chairman, Carl Douglas, Tomas Franzén, Chief Executive Officer and President Eniro Group, Eva Lindquist, Senior Vice President Mobile Business within Marketing, Services and Products, Telia Sonera AB and Juan Vallejo. Employee representatives have been elected.

Direct

Securitas Direct AB

Securitas Direct is a service company providing high quality security solutions to homes and small businesses, based on a standardized range of alarm products. The offering includes installation and service, monitoring and patrolling. The alarm product includes secure transmission and advanced verification of alarms, and is designed for ease of use. Added value is created in the form of a user-friendly service with a high level of security at a reasonable price. The Direct business is organized in the two business units Consumer (homes) and Professional (small businesses). Direct is operating in the Nordics, Central Europe and Iberia. During 2005, Direct had sales of MSEK 2,706 with an organic sales growth of 23 percent and an operating result of MSEK 258.

Management consists of Dick Seger, Chief Executive Officer and Lars Andersson, Chief Financial Officer. The Board members are Thomas Berglund, Chairman, Gustaf Douglas, Anna Lindström, Management consultant Righthand AB, Ulf Mattson, President Capio AB and Chief Executive Officer of the Capio Group, Dick Seger and Ulrik Svensson, Managing Director Melker Schörling AB. Employee representatives are to be elected.

LOOMIS

Loomis AB (Cash Handling Services)

As announced in the Securitas Interim Report for January – March 2006, in addition to the listing process of Loomis AB, Securitas evaluated indications of interest from financial and industrial buyers of the Cash Handling Services division. After due consideration of the received indications of interest, Securitas concluded that the stock exchange listing alternative should continue to be pursued, and consequently the division will not be divested. Loomis AB will be listed during 2007 on the Stockholm Stock Exchange. A more detailed timetable will be announced in connection with Securitas full year report on February 9, 2007. It has also been decided that the division will change its name to Loomis AB and during the coming six months also change its branding to Loomis.

In preparing for the listing of Loomis AB, a separate Board of Directors has been put in place. The Board members are Thomas Berglund, Chairman, Håkan Winberg, Jan Svensson, Managing Director Latour AB, Ulrik Svensson, Managing Director Melker Schörling AB and Håkan Ericson, new appointed President of Loomis AB.

SECURITAS *Securitas AB (Security Services USA and Security Services Europe)*

MSEK	Q3 2006	Q3 2005	9M 2006	9M 2005
Total Sales	12,472	11,991	36,742	34,168
Organic sales growth, %	6	5	6	4
Operating income before amortization 1)	740	683	1,995	1,910
Operating margin, % 1)	5.9	5.7	5.4	5.6
Return on capital employed, % 1)	-	-	17	16

1) Excluding non-recurring items.

After the distribution of Securitas Direct AB, Securitas Systems AB and in 2007, Loomis AB, Securitas will consist of the two guarding operations: Security Services USA and Security Services Europe. With these two stable operational platforms Securitas will continue to focus on the ability to deliver complete security solutions based on guarding and technology and also extend this ability to new and fast growing markets in South America and Asia.

Total numbers of employees are 198,000 in 30 countries including the Consulting and Investigations business. The local branch network of approximately 1,500 branches constitutes a local strength and a global reach to serve customers. The market share in USA is 18 percent and 15 percent in Europe.

Going forward the focus will be on refinement and customer segmentations for large customers in North America and Europe. There will also be increased focus on Mobile solutions for SME clients as a fast growing and high margin business and attention to future opportunities in new markets.

Alf Göransson was appointed President and CEO for Securitas AB in August 2006 and will start his new position on March 5, 2007.

OTHER SIGNIFICANT EVENTS

Update on contingent liabilities

A detailed account of the developments relating to contingent liabilities has been presented in the published Annual Report for 2005 Note 36, Contingent Liabilities page 100.

Welo claim (Cash Handling Services)

During 2001 Securitas in Germany in response to customer requests took on cash booking responsibilities (referred to as Welo - WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these Welo activities during the time of the euro introduction in Germany, a total loss of MEUR 40.4 (MSEK 373) developed with a major customer. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid in 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies.

The German Cash Handling operations were divested in November 2005 to the German Heros Group, however the economic interest in the Welo claim was retained by Securitas as part of that transaction. The company holding the legal Welo claim was sold to Heros in this transaction. In February 2006 the Heros Group of companies filed for insolvency under German law including the company which is the nominal plaintiff in the Welo claim. Against this background Securitas decided to provide for the full Welo claim, MEUR -40.4 (MSEK -373). The insurance claim will continue to be pursued as planned.

There have been no material developments in the other matters described subsequent to the published Annual Report for 2005.

Securitas AB 6.125 percent MEUR 350 Euro Notes 2006

The notes matured in January 2006 and have been refinanced by drawings under other Group financing facilities.

Information about Securitas Employee Convertible 2002

In accordance with the terms and conditions of the four convertibles issued by Securitas AB under the Securitas Employee Convertible 2002 the conversion prices of the convertibles have been recalculated due to the dividend of Securitas Systems AB and Securitas Direct AB.

The recalculation is based on the value of the shares in Securitas AB, Securitas Systems AB and Securitas Direct AB, measured during the period September 29 until November 2, 2006. The recalculation factor has been fixed to 0.684555, which means that the value of the Securitas AB share corresponds to approximately 68.5 percent of the sum of the values of a share in each of Securitas AB, Securitas Systems AB and Securitas Direct AB.

Loan amounts and conversion rates

	Outstanding amount, EUR	Conversion rate (EUR) Original	New	No. of new B shares
Loan 2002/2007 series 1	63,624,375	20.3	13.9	4,577,293
Loan 2002/2007 series 2	63,624,375	24.3	16.6	3,832,794
Loan 2002/2007 series 3	63,624,375	28.4	19.4	3,279,607
Loan 2002/2007 series 4	63,624,375	32.4	22.2	2,865,963
Total	254,497,500			14,555,657
Number of shares outstanding				365,058,897
Number of shares after dilution				379,614,554

A full conversion of all four convertibles would result in a total of 14,555,657 new B-shares in Securitas AB being issued, which corresponds to a dilution of 3.99 percent of the capital and 2.88 percent of the votes.

The Securitas Employee Convertible Programme expires in May 2007.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report can be found in Note 1 on pages 80 to 83 in the published Annual Report for 2005. The accounting principles are also available on the Group's website www.securitas.com under the section Financial Information – Accounting Principles.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

The Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which sets out requirements for the classification, measurement and presentation of non-current assets held for sale and discontinued operations.

A discontinued operation is a component of an entity (Group) that represents a major line of business or geographical area of operations. According to IFRS 5 a non-current asset (or disposal group) classified as held for sale shall be measured at the lower of its carrying amount and fair value less cost to sell, if the carrying amount will be recovered through a sales transaction rather than through continuous use in the operations. Assets held for sale are not subject to depreciation or amortization from the date of recognition as assets held for sale up until the disposal has been completed. The net income (after tax) generated by assets held for sale and discontinued operations are included on a separate line, Net income for the period, discontinued operations.

The Extraordinary General Meeting in Securitas AB held on September 25, 2006, resolved in accordance with the Board of Directors' proposal, on a dividend to the effect that all shares in the wholly-owned subsidiaries Securitas Direct AB (Direct) and Securitas Systems AB (Securitas Systems) would be distributed to the shareholders. The dividend date was September 29, 2006 and from that date Direct and Securitas Systems are no longer part of the Securitas Group. These operations, which in the Securitas Group previously comprised the two primary segments Direct and Securitas Systems, consequently qualify as discontinued operations according to IFRS 5 and are treated according to this standard.

Further information on the application of IFRS 5 is provided in Note 10 on pages 19 – 20.

Adoption and impacts of new and revised IFRS for 2006

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006.

This amendment has from January 1, 2006 changed the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles that were in force for 2004 and 2005, these had been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date fell outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses now are recognized immediately via equity. Comparatives for 2004 and 2005 have been restated accordingly.

Further information is provided in Note 3 on page 18.

FINANCIAL INFORMATION 2007

Securitas will release financial information 2007 as follows:

January – December, 2006	February 9, 2007	
Annual General Meeting	April 17, 2007	
January – March	May 14, 2007	(New date, changed from May 10)
January – June	August 7, 2007	
January – September	November 9, 2007	

The Annual Report for 2006 will be available in April 2007.

THE GROUP'S DEVELOPMENT - OUTLOOK

Outlook (continuing operations)

The Group's income before tax for the full year 2006, excluding non-recurring items, is expected to be close to MSEK 3,000. Security Services USA and Europe will continue the positive trend from the third quarter 2006. With the change in management and the renewed focus on the business, we are on the right track in Cash Handling Services, but the result will not improve until 2007.

Previous outlook stated in August 2006 (all operations)

For the Group in its present structure, the organic sales growth is expected to remain strong for the full year 2006 and income before taxes is expected to increase in line with last year's increase, adjusted for changes in exchange rates, revaluation of financial instruments and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business in 2005. The outlook does not include the total costs for the listing of the three new companies estimated to MSEK -220 and the Welo provision of MSEK -373.

Stockholm, November 16, 2006

Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by the company's auditors

Income

MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Continuing operations						
Sales	15,076.8	14,531.7	44,682.1	41,484.1	56,801.1	52,585.3
Sales, acquired business	292.7	443.9	660.9	1,279.3	1,399.5	818.8
Total sales	15,369.5	14,975.6	45,343.0	42,763.4	58,200.6	53,404.1
Organic sales growth, % [1]	*6*	*4*	*6*	*4*	*4*	*3*
Production expenses	-12,481.5	-12,072.2	-36,871.1	-34,474.7	-46,781.8	-42,758.2
Gross income	2,888.0	2,903.4	8,471.9	8,288.7	11,418.8	10,645.9
Selling and administrative expenses	-2,089.4	-1,989.1	-6,433.9	-5,792.3	-8,043.4	-7,373.7
Operating income before amortization	798.6	914.3	2,038.0	2,496.4	3,375.4	3,272.2
Operating margin, %	*5.2*	*6.1*	*4.5*	*5.8*	*5.8*	*6.1*
Amortization of acquisition related intangible fixed assets	-25.3	-25.8	-72.1	-74.2	-98.1	-85.4
Acquisition related restructuring costs	-0.2	-0.5	-0.5	-0.9	-1.1	-23.0
Operating income after amortization	773.1	888.0	1,965.4	2,421.3	3,276.2	3,163.8
Financial income and expense	-126.3	-117.8	-396.6	-365.4	-483.2	-500.6
Revaluation of financial instruments [2]	-17.8	11.9	-27.8	41.3	36.2	-
Share in income of associated companies	0.4	0.2	1.1	11.5	11.8	-
Income before taxes [3]	629.4	782.3	1,542.1	2,108.7	2,841.0	2,663.2
Net margin, %	*4.1*	*5.2*	*3.4*	*4.9*	*4.9*	*5.0*
Current taxes	-160.3	-168.3	-480.0	-516.7	-777.5	-684.5
Deferred taxes	-35.2	-19.7	1.0	9.8	94.5	47.3
Net income for the period, continuing operations [3]	433.9	594.3	1,063.1	1,601.8	2,158.0	2,026.0
Net income for the period, discontinued operations [3] [10]	67.6	130.8	338.5	357.3	555.7	503.1
Net income for the period, all operations [3]	501.5	725.1	1,401.6	1,959.1	2,713.7	2,529.1
Whereof attributable to:						
Equity holders of the Parent Company	501.7	724.4	1,400.0	1,957.7	2,712.2	2,528.4
Minority interests	-0.2	0.7	1.6	1.4	1.5	0.7
Earnings per share before dilution, continuing operations (SEK)	1.19	1.62	2.91	4.38	5.91	5.55
Earnings per share before dilution, discontinued operations (SEK)	0.18	0.36	0.92	0.98	1.52	1.38
Earnings per share before dilution, all operations (SEK)	1.37	1.98	3.83	5.36	7.43	6.93
Earnings per share after dilution, continuing operations (SEK)	1.17	1.61	2.91	4.33	5.84	5.47
Earnings per share after dilution, discontinued operations (SEK)	0.18	0.35	0.90	0.94	1.47	1.32
Earnings per share after dilution, all operations (SEK)	1.35	1.96	3.81	5.27	7.31	6.79

Cash flow

Operating cash flow MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Continuing operations						
Operating activities						
Operating income before amortization	798.6	914.3	2,038.0	2,496.4	3,375.4	3,272.2
Investment in fixed assets	-336.7	-329.6	-1,091.1	-1,074.0	-1,496.0	-1,408.5
Reversal of depreciation	408.2	377.2	1,146.6	1,129.4	1,509.7	1,270.3
Change in accounts receivable	-774.2	-260.6	-1,127.8	-534.9	-311.8	-424.6
Changes in other operating capital employed	758.5	343.4	587.9	26.9	550.5	215.2
Cash flow from operational activities	854.4	1,024.7	1,553.6	2,043.8	3,627.8	2,924.6
Cash flow from operational activities, %	*107*	*112*	*76*	*82*	*107*	*89*
Financial income and expenses paid	-123.0	-93.1	-382.0	-307.2	-445.3	-502.2
Current taxes paid	-156.8	-232.2	-495.9	-553.9	-796.9	-428.3
Free cash flow	574.6	699.4	675.7	1,182.7	2,385.6	1,994.1
Free cash flow, % [4]	*112*	*111*	*58*	*73*	*113*	*96*
Cash flow from investing activities, acquisitions	-32.8	-1.2	-275.1	-646.2	-843.0	-686.0
Cash flow from financing activities	3,125.3	-755.7	2,552.7	-1,822.5	-3,313.5	-2,040.1
Cash flow for the period, continuing operations	3,667.1	-57.5	2,953.3	-1,286.0	-1,770.9	-732.0
Cash flow for the period, discontinued operations [10]	-1,727.2	104.0	-1,251.0	349.9	2,026.2	-595.5
Cash flow for the period, all operations	1,939.9	46.5	1,702.3	-936.1	255.3	-1,327.5

Cash flow MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations, continuing operations	911.1	1,028.5	1,766.3	2,252.6	3,877.3	3,359.5
Cash flow from operations, discontinued operations [10]	24.3	245.3	563.4	634.7	965.9	1,093.9
Cash flow from operations, all operations	935.4	1,273.8	2,329.7	2,887.3	4,843.2	4,453.4
Cash flow from investing activities, continuing operations	-369.3	-330.3	-1,365.7	-1,716.1	-2,334.7	-2,051.4
Cash flow from investing activities, discontinued operations [10]	-211.6	-175.3	-676.4	-591.7	-1,060.6	-2,234.2
Cash flow from investing activities, all operations	-580.9	-505.6	-2,042.1	-2,307.8	-3,395.3	-4,285.6
Cash flow from financing activities, continuing operations	3,125.3	-755.7	2,552.7	-1,822.5	-3,313.5	-2,040.1
Cash flow from financing activities, discontinued operations [10]	-1,539.9	34.0	-1,138.0	306.9	2,120.9	544.8
Cash flow from financing activities, all operations	1,585.4	-721.7	1,414.7	-1,515.6	-1,192.6	-1,495.3
Cash flow for the period, continuing operations	3,667.1	-57.5	2,953.3	-1,286.0	-1,770.9	-732.0
Cash flow for the period, discontinued operations [10]	-1,727.2	104.0	-1,251.0	349.9	2,026.2	-595.5
Cash flow for the period, all operations	1,939.9	46.5	1,702.3	-936.1	255.3	-1,327.5

Notes 1 – 4 and 10 refers to page 18 and 19.

Change in net debt MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Opening balance	-12,829.7	-13,560.5	-11,944.8	-10,633.1	-10,633.1	-9,082.5
Effect of change in accounting principle		-		-3.8	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	-12,829.7	-13,560.5	-11,944.8	-10,636.9	-10,636.9	-10,686.8
Cash flow for the period, all operations	1,939.9	46.5	1,702.3	-936.1	255.3	-1,327.5
Change in loans, all operations	-1,585.4	721.7	-2,692.4	420.4	97.4	765.2
Change in net debt before revaluation and translation differences, all operations	354.5	768.2	-990.1	-515.7	352.7	-562.3
Revaluation of financial instruments, all operations [2]	-23.2	12.2	-15.3	41.6	51.8	-
Translation differences, all operations	-126.8	168.0	325.0	-1,501.1	-1,712.4	816.0
Impact from dividend of discontinued operations	1,632.4	-	1,632.4	-	-	-
Change in net debt, all operations	1,836.9	948.4	952.0	-1,975.2	-1,307.9	53.7
Closing balance	-10,992.8	-12,612.1	-10,992.8	-12,612.1	-11,944.8	-10,633.1

Capital employed and financing

MSEK	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Dec 31, 2004
Operating capital employed, continuing operations	6,512.4	6,337.7	5,923.7	6,294.4	6,459.3	5,265.4
Operating capital employed as % of sales, continuing operations [5]	*11*	*10*	*10*	*11*	*11*	*10*
Return on operating capital employed, continuing operations, % [6]	*47*	*49*	*60*	*58*	*57*	*64*
Goodwill, continuing operations	14,692.9	14,544.9	15,317.6	15,268.7	15,354.5	13,352.5
Acquisition related intangible fixed assets, continuing operations	446.1	414.3	359.3	278.9	303.8	212.3
Shares in associated companies, continuing operations	177.2	176.0	178.6	177.4	178.5	-
Capital employed, continuing operations	21,828.6	21,472.9	21,779.2	22,019.4	22,296.1	18,830.2
Return on capital employed, continuing operations % [7]	*13*	*14*	*16*	*15*	*15*	*17*
Capital employed, discontinued operations		4,980.6	4,738.5	4,390.5	4,288.8	3,569.0
Capital employed, all operations	21,828.6	26,453.5	26,517.7	26,409.9	26,584.9	22,399.2
Net debt, all operations	-10,992.8	-12,829.7	-11,944.8	-12,612.1	-13,560.5	-10,633.1
Shareholders' equity, all operations	10,835.8	13,623.8	14,572.9	13,797.8	13,024.4	11,766.1
Net debt equity ratio/multiple, all operations [8]	*1.01*	*0.94*	*0.82*	*0.91*	*1.04*	*0.90*

Balance Sheet

MSEK	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Dec 31, 2004
ASSETS						
Fixed assets						
Goodwill	14,692.9	16,976.2	17,792.4	17,478.2	17,590.0	15,301.9
Acquisition related intangible fixed assets	446.1	677.6	638.5	553.0	589.4	433.2
Other intangible fixed assets	178.9	310.0	313.3	293.2	293.6	268.6
Tangible fixed assets	4,783.8	6,227.4	5,941.5	6,002.1	6,149.5	5,820.0
Shares in associated companies	177.2	176.0	178.6	177.4	178.5	-
Non-interest bearing financial fixed assets	2,172.8	1,960.9	2,135.6	1,913.1	2,013.4	1,882.9
Interest bearing financial fixed assets	1,231.3	1,268.3	1,166.8	1,259.2	1,400.7	138.2
Total fixed assets	23,683.0	27,596.4	28,166.7	27,676.2	28,215.1	23,844.8
Current assets						
Non-interest bearing current assets	12,079.4	14,149.7	13,974.9	13,838.0	13,777.3	11,884.8
Other interest bearing current assets	125.0	257.2	668.5	722.2	678.0	-
Liquid funds	4,483.2	3,161.3	3,470.8	2,245.6	2,207.1	3,120.4
Total current assets	16,687.6	17,568.2	18,114.2	16,805.8	16,662.4	15,005.2
TOTAL ASSETS [3]	40,370.6	45,164.6	46,280.9	44,482.0	44,877.5	38,850.0

MSEK	Sep 30, 2006	Jun 30, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Attributable to the equity holders of the Parent Company	10,835.4	13,614.2	14,571.4	13,796.4	13,023.7	11,749.5
Minority interests	0.4	9.6	1.5	1.4	0.7	16.6
Total shareholders' equity [3]	10,835.8	13,623.8	14,572.9	13,797.8	13,024.4	11,766.1
Equity ratio,%	*27*	*30*	*31*	*31*	*29*	*30*
Long-term liabilities						
Non-interest bearing long-term liabilities	87.7	90.2	99.1	37.2	41.9	90.8
Interest bearing long-term liabilities	7,353.8	7,365.8	7,635.2	7,683.7	7,845.2	10,141.8
Non-interest bearing provisions	2,273.8	2,117.0	2,449.8	2,407.6	2,538.4	2,200.4
Total long-term liabilities	9,715.3	9,573.0	10,184.1	10,128.5	10,425.5	12,433.0
Current liabilities						
Non-interest bearing current liabilities	10,341.0	11,817.1	11,908.2	11,400.3	11,426.5	10,901.0
Interest bearing current liabilities	9,478.5	10,150.7	9,615.7	9,155.4	10,001.1	3,749.9
Total current liabilities	19,819.5	21,967.8	21,523.9	20,555.7	21,427.6	14,650.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES [3]	40,370.6	45,164.6	46,280.9	44,482.0	44,877.5	38,850.0

Notes 2 – 3 and 5 – 8 refer to page 18 and 19.

Statement of Recognized Income and Expense

MSEK	Sep 30, 2006			Dec 31, 2005			Sep 30, 2005		
	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax, all operations [3]	82.6		82.6	-198.2	-	-198.2	-109.8	-	-109.8
Cash flow hedges net of tax, all operations	9.1		9.1	11.2	-	11.2	-	-	-
Net investment hedges, all operations	229.4		229.4	-544.6	-	-544.6	-478.0	-	-478.0
Translation differences, all operations	-566.8	-1.3	-568.1	1,939.2	1.3	1,940.5	1,774.9	1.3	1,776.2
Net income/expense recognized directly in equity	-245.7	-1.3	-247.0	1,207.6	1.3	1,208.9	1,187.1	1.3	1,188.4
Net income for the period, all operations [3]	1,400.0	1.6	1,401.6	2,712.2	1.5	2,713.7	1,957.7	1.4	1,959.1
Total income/expense for the period	1,154.3	0.3	1,154.6	3,919.8	2.8	3,922.6	3,144.8	2.7	3,147.5

Changes in shareholders' equity is provided in Note 9.

Data per share

SEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period, continuing operations [1]	92.00	82.00	92.00	82.00	90.00	78.00
Earnings per share before dilution, continuing operations	1.19	1.62	2.91	4.38	5.91	5.55
Earnings per share before dilution, discontinued operations	0.18	0.36	0.92	0.98	1.52	1.38
Earnings per share before dilution, all operations	1.37	1.98	3.83	5.36	7.43	6.93
Earnings per share after dilution, continuing operations	1.17	1.61	2.91	4.33	5.84	5.47
Earnings per share after dilution, discontinued operations	0.18	0.35	0.90	0.94	1.47	1.32
Earnings per share after dilution, all operations	1.35	1.96	3.81	5.27	7.31	6.79
Dividend		-		-	3.50	3.00
P/E-ratio after full conversion, continuing operations		-		-	15	14
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	379,614,554	375,015,400	379,614,554	375,015,400	375,015,400	382,408,810
Average number of shares after dilution	375,015,400	375,015,400	375,015,400	379,944,340	378,712,105	382,408,810

1) The share price was recalculated after the dividend of Securitas Direct AB and Securitas Systems AB.

Notes 3 and 9 refer to page 18 and 19.

Segment overview January – September 2006 and 2005

The Group has as of January 1, 2006 adopted the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses. The comparatives have been adjusted accordingly for 2005.The income statement impact is in the first nine months 2005 limited to an increase of the operating income in Security Services Europe of MSEK 1. All divisions including Other have an impact on operating capital employed and consequently on capital employed. All tax related to the adjustments are reflected in Other .

The Group applies IFRS5 Non-current Assets Held for sale and Discontinued Operations, for the two previous primary segments Direct and Securitas Systems as from September 29, 2006 Further information can be found under the heading Accounting priciples on pages 12 – 13 and in Note 10 Discontinued Operations on pages 19 – 20.

January–September 2006 MSEK	Security Services USA	Security Services Europe	Other	Total Security Services	Cash Handling Services	Discontinued operations	Eliminations	Group
Sales, external	16,363	20,318	33	36,714	8,629	-	-	45,343
Sales, intra-group	-	28	-	28	1	-	-29	
Total sales	**16,363**	**20,346**	**33**	**36,742**	**8,630**	-	**-29**	**45,343**
Organic sales growth, %	*6*	*6*	-	*6*	*6*	-	-	*6*
Operating income before amortization	**805**	**1,394**	**-388[1]**	**1,811**	**227[2]**	-	-	**2,038[3]**
Operating margin, %	*4.9*	*6.9*	-	*4.9*	*2.6*	-	-	*4.5*
Amortization of acquisition related intangible fixed assets	-23	-39	0	-62	-10	-	-	-72
Acquisition related restructuring costs	-	-1	-	-1	-	-	-	-1
Operating income after amortization	782	1,354	-388	1,748	217	-	-	1,965
Operating capital employed	1,380	1,922	706	4,008	2,505	-	-	6,513
Operating capital employed as % of sales	*6*	*7*	-	*8*	*22*	-	-	*11*
Goodwill	6,336	5,680	8	12,024	2,669	-	-	14,693
Acquisition related intangible fixed assets	49	379	0	428	18	-	-	446
Shares in associated companies	-	-	177	177	-	-	-	177
Capital employed	**7,765**	**7,981**	**891**	**16,637**	**5,192**	-	-	**21,829**
Return on capital employed,%	*15*	*24*	-	*16*	*6*	-	-	*13*

1) Operating income before and after amortization in Other includes MSEK -184 relating to non-recurring items (the listing project and the closing of the head office in Feltham). Adjusted for these non-recurring items the operating income before amortization would have amounted to MSEK 1.995 in the total Security Services operations. The adjusted operating margin would have been 5.4 percent.

2) Operating income before and after amortization in Cash Handling Services includes MSEK -373 relating to Welo provision. Adjusted for this non-recurring item the operating income before amortization would have amounted to MSEK 600, corresponding to an adjusted operating margin of 7.0 percent.

3) The operating income before amortization would adjusted for the non-recurring items in the total Security Services operations and in Cash Handling Services have amounted to MSEK 2.595, corresponding to and adjusted operating margin of 5.7 percent.

January–September 2005 MSEK	Security Services USA	Security Services Europe	Other	Total Security Services	Cash Handling Services	Discontinued operations	Eliminations	Group
Sales, external	15,636	18,482	32	34,150	8,613	-	-	42,763
Sales, intra-group	-	18	-	18	8	-	-26	-
Total sales	**15,636**	**18,500**	**32**	**34,168**	**8,621**	-	**-26**	**42,763**
Organic sales growth, %	*3*	*5*	-	*4*	*3*	-	-	*4*
Operating income before amortization	**749**	**1,343**	**-182**	**1,910**	**586**	-	-	**2,496**
Operating margin, %	*4.8*	*7.3*	-	*5.6*	*6.8*	-	-	*5.8*
Amortization of acquisition related intangible fixed assets	-24	-30	0	-54	-20	-	-	-74
Acquisition related restructuring costs	-	-1	-	-1	-	-	-	-1
Operating income after amortization	725	1,312	-182	1,855	566	-	-	2,421
Operating capital employed	1,232	1,384	899	3,515	2,784	-	-5	6,294
Operating capital employed as % of sales	*6*	*6*	-	*8*	*24*	-	-	*11*
Goodwill	6,862	5,507	9	12,378	2,891	-	-	15,269
Acquisition related intangible fixed assets	40	178	1	219	60	-	-	279
Shares in associated companies	-	-	177	177	-	-	-	177
Capital employed	8,134	7,069	1,086	16,289	5,735	-	-5	22,019
Capital employed in discontinued operations	-	-	-	-	-	4,390	-	4,390
Capital employed, all operations	**8,134**	**7,069**	**1,086**	**16,289**	**5,735**	**4,390**	**-5**	**26,409**
Return on capital employed,%	*12*	*27*	-	*16*	*14*	-	-	*15*

Notes

Note 1 Organic sales growth, continuing operations

The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	Jul – Sep 2006	Jul – Sep 2005	%
Total sales	15,369	14,976	3
Acquisitions/Divestitures	-293	-222	
Currency change from 2005	535		
Organic sales	15,611	14,754	6

Sales, MSEK	Jan – Sep 2006	Jan – Sep 2005	%
Total sales	45,343	42,763	6
Acquisitions/Divestitures	-661	-743	
Currency change from 2005	-279		
Organic sales	44,403	42,020	6

Operating income, MSEK	Jul – Sep 2006	Jul – Sep 2005	%
Operating income	798	914	-13
Currency change from 2005	33		
Operating income	831	914	-9

Operating income, MSEK	Jan – Sep 2006	Jan – Sep 2005	%
Operating income	2,038	2,496	-18
Currency change from 2005	-3		
Operating income	2,035	2,496	-18

Income before taxes, MSEK	Jul – Sep 2006	Jul – Sep 2005	%
Income before taxes	629	782	-20
Currency change from 2005	31		
Income before taxes	660	782	-16

Income before taxes, MSEK	Jan – Sep 2006	Jan – Sep 2005	%
Income before taxes	1,542	2,109	-27
Currency change from 2005	3		
Income before taxes	1,545	2,109	-27

Note 2 Revaluation of financial instruments, continuing operations

The revaluation of financial instruments according to IAS 39 Financial Instruments; Recognition and Measurement is recognized in the Statement of income on the line Revaluation of financial instruments as follows; July – September 2006 MSEK -17.8, July – September 2005 MSEK 11.9, January – September 2006 MSEK -27.8, January – September 2005 MSEK 41.3 and January – December 2005 MSEK 36.2 and for cash flow hedges on the line Cash flow hedges net of tax in the Statement of Recognized Income and Expense as follows; July – September 2006 MSEK 3.8 (MSEK 5.4 before tax), January – September 2006 MSEK 9.1 (MSEK 12.5 before tax) and January – December 2005 MSEK 11.2 (MSEK 15.6 before tax). The amount disclosed in the specification of Change in net debt is the total revaluation recognized via the Statement of income and the Statement of Recognized Income and Expense before tax.

Note 3 IAS 19 amendment, all operations

As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Jan – Dec, 2005	Jan – Sep, 2005	Jan – Dec, 2004
Income before taxes	1.5	1.4	0.9
Net income for the year/period	1.1	1.0	0.6
Shareholders' equity before taxes	-306.1	-167.1	-113.7
Shareholders' equity net of taxes	-197.1	-108.8	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-109.8*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*1.0*	*0.6*

Accumulated impact 2004 – 2005:

MSEK	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-280.8	-113.7
Shareholders' equity net of taxes	-273.9	-185.6	-76.8
Impact on operating capital employed and capital employed	-273.9	-185.6	-76.8
Impact on total assets	-7.7	-8.9	7.3
Impact on total shareholders' equity and liabilities	-7.7	-8.9	7.3

Note 4 Free cash flow, %

Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Operating capital employed as % of sales, continuing operations

Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 6 Return on operating capital employed, %, continuing operations

Operating income before amortization (rolling 12 months) as percent of the average balance of operating capital employed.

Note 7 Return on capital employed, %, continuing operations
Operating income before amortization (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 8 Net debt equity ratio/multiple, all operations
Net debt in relation to shareholders' equity.

Note 9 Changes in shareholders' equity

	Sep 30, 2006			Dec 31, 2005			Sep 30, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2006/2005 [1]	14,571.4	1.5	14,572.9	11,749.5	16.6	11,766.1	11,749.5	16.6	11,766.1
Effect of change of accounting principle IAS 39	-	-	-	-2.7	-	-2.7	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	14,571.4	1.5	14,572.9	11,746.8	16.6	11,763.4	11,746.8	16.6	11,763.4
Actuarial gains and losses net of tax, all operations	82.6	-	82.6	-198.2	-	-198.2	-109.8	-	-109.8
Cash flow hedges net of tax, all operations	9.1	-	9.1	11.2	-	11.2	-	-	-
Net investment hedges, all operations	229.4	-	229.4	-544.6	-	-544.6	-478.0	-	-478.0
Translation differences, all operations	-566.8	-1.3	-568.1	1,939.2	1.3	1,940.5	1,774.9	1.3	1,776.2
Net income /expense recognized directly in equity	-245.7	-1.3	-247.0	1,207.6	1.3	1,208.9	1,187.1	1.3	1,188.4
Net income for the period, all operations	1,400.0	1.6	1,401.6	2,712.2	1.5	2,713.7	1,957.7	1.4	1,959.1
Total income/expense for the period	1,154.3	0.3	1,164.6	3,919.8	2.8	3,922.6	3,144.8	2.7	3,147.5
Transactions with minority interests	-	-	-	-	-17.9	-17.9	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	-1,277.7	-	-1,277.7	-1,095.2	-	-1,095.2	-1,095.2	-	-1,095.2
Dividend of net assets in Direct and Systems [2]	-3,612.8	-1.4	-3,614.0	-	-	-	-	-	-
Closing balance September 30, 2006/2005 and December 31, 2005	10,835.4	0.4	10,835.8	14,571.4	1.5	14,572.9	13,796.4	1.4	13,797.8

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses.
2) Information of the breakdown of net assets is provided in Note 10 on page 20.

Shareholders' equity in the Parent Company amounted to MSEK 23,414.2 as of September 30, 2006, of which Restricted equity amounted to MSEK 7,727.7 and Non-restricted equity to MSEK 15,686.5 (including net income for the period). The dividend of shares in Securitas Direct AB and Securitas Systems AB amounted to MSEK -8,519.2.

Note 10 Discontinued operations
Discontinued operations are defined as the two previous primary segments Direct and Securitas Systems (Systems) as they were presented in the Securitas Group. The previous primary segments Direct and Systems as included in the Securitas Group will differ from the listed companies Securitas Direct AB and Securitas Systems AB. The primary segments have been accounted for under IAS 14 Reporting for Segments. Reporting for segments differs from a reporting on a stand alone basis in that:

- Segment reporting is limited to operating income and excluding certain intra-group transactions that are not of an operating nature.
- Segment reporting as a consequence excludes financial items and tax.
- When adjustments have been made to the consolidated financial statements of the Securitas Group, these adjustments are based on historical segment data already published and in addition to this, adjustments for finance net and tax attributable to the segments. These items were previously recognized under the heading Other.
- The Total Sales has been adjusted for intra-group sales to and from Direct and Systems. This adjustment impacts the intra-group sales previously recognized in Direct and Systems, but also in the continuing operations as well as the elimination of intra-group sales included under the heading Eliminations.
- The Operating income before and after amortization has been adjusted for intra-group margin relating to combination contracts between Security Services Europe and Securitas Systems. This intra-group margin was previously included under the heading Eliminations.

In summary the restatement according to IFRS 5 has been applied as follows:

- The income statement for the Securitas group includes the net income in Direct and Systems up until September 29, 2006.
- The net income in Direct and Systems up until September 29, 2006 is included on the line Net income, discontinued operations in the Consolidated Statement of Income. This means that the impact from Direct and Systems on each line in the Consolidated Statement of Income has been adjusted and is recognized as a net total on the line Net income, discontinued operations. A specification of the Net income in discontinued operations is given below on page 20.
- This adjustment has also been carried out for all comparatives in the Consolidated Statement of Income.
- The cash flow impact from Direct and Systems up until September 29, 2006, is included on the line Cash flow for the period, discontinued operations in the Consolidated Statement of Operating Cash Flow. This means that the impact from Direct and Systems on each line in the Consolidated Statement of Operating Cash Flow has been adjusted and is recognized as a net total on the line Cash flow for the period, discontinued operations. The condensed Consolidated Statement of Cash Flow according to IAS 12 is however not restated and the impact from discontinued operations is shown line by line for Cash flow from operations, discontinued operations, Cash flow from investing activities, discontinued operations and Cash flow from financing activities, discontinued operations.
- This adjustment has also been carried out for all comparatives in the Consolidated Statement of Operating Cash Flow and the condensed Consolidated Statement of Cash Flow according to IAS 12.
- The impact on the closing net debt from the dividend is shown on page 15 in Change in net debt on the line Impact from dividend of discontinued operations.
- The balance sheet as of September 30, 2006 excludes all balances related to Direct and Systems.
- Non-segment balances such as current and deferred taxes, accrued interest, net debt and shareholders' equity, previously included under the heading Other are also excluded since they are legally balances belonging to the new companies.
- In accordance with IFRS 5, the comparatives for the balance sheet are not adjusted. However the table for Capital employed and financing on page 15 and the Divisional overview on page 17 separates the segment assets in discontinued operations also for comparatives. The net assets (operating capital employed and capital employed) previously included under the segments Direct and Systems are shown as Capital employed, discontinued operations.
- Key ratios have been restated where applicable.
- Information of the balances relating to discontinued operations as of September 29, 2006 are included below on page 20. The corresponding impact on shareholders' equity of the Securitas Group is included in Note 9 Changes in shareholders' equity on page 19, on the line Dividend of net assets in Direct and Systems.

In the tables below the following information is provided:

- Condensed statement of income for discontinued operations for January 1 – September 29, 2006.
- Condensed statement of cash flow for discontinued operations for January 1 – September 29, 2006.
- Specification to the condensed statement of income for January 1 – September 29, 2006.
- Assets and liabilities in discontinued operations as of September 29, 2006.
- Capital employed and financing in discontinued operations as of September 29, 2006.

Note 10 (cont.)

Income MSEK	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Dec 2004
Total Sales	2,176.4	1,898.7	6,511.3	5,539.7	7,813.0	6,282.5
Operating income before amortization	192.6	220.5	599.6	608.6	919.7	755.1
Amortization of acquisition related intangible fixed assets	-6.1	-5.5	-18.4	-18.0	-24.4	-14.2
Acquisition related restructuring costs	-0.8	-6.7	-14.3	-28.9	-34.0	-3.5
Operating income after amortization	185.7	208.3	566.9	561.7	861.3	737.4
Financial income and expense	-15.4	-12.1	-36.2	-26.6	-39.9	-16.0
Income before taxes	170.3	196.2	530.7	535.1	821.4	721.4
Taxes	-102.7	-65.4	-192.2	-177.8	-265.7	-218.3
Net income for the period	67.6	130.8	338.5	357.3	555.7	503.1
Cash flow MSEK	**Jul-Sep 2006**	**Jul-Sep 2005**	**Jan-Sep 2006**	**Jan-Sep 2005**	**Jan-Dec 2005**	**Jan-Dec 2004**
Cash flow from operations	24.3	245.3	563.4	634.7	965.9	1,093.9
Cash flow from investing activities	-211.6	-175.3	-676.4	-591.7	-1,060.6	-2,234.2
Cash flow from financing activities	-1,539.9	34.0	-1,138.0	306.9	2,120.9	544.8
Cash flow for the period	-1,727.2	104.0	-1,251.0	349.9	2,026.2	-595.5
Specification to Income MSEK	**Jul-Sep 2006**	**Jul-Sep 2005**	**Jan-Sep 2006**	**Jan-Sep 2005**	**Jan-Dec 2005**	**Jan-Dec 2004**
Total Sales						
Securitas Systems and Direct	2,326.9	2,066.3	6,952.6	6,051.3	8,504.0	6,872.0
Intra-group sales	-150.5	-167.6	-441.3	-511.6	-691.0	-589.5
Total Sales	2,176.4	1,898.7	6,511.3	5,539.7	7,813.0	6,282.5
Operating income before amortization						
Securitas Systems and Direct	197.0	221.9	608.0	613.7	926.3	755.1
Intra-group margin	-4.4	-1.4	-8.4	-5.1	-6.6	0.0
Operating income before amortization	192.6	220.5	599.6	608.6	919.7	755.1
Operating income after amortization						
Securitas Systems and Direct	190.1	209.7	575.3	566.8	867.9	737.4
Intra-group margin	-4.4	-1.4	-8.4	-5.1	-6.6	0.0
Operating income after amortization	185.7	208.3	566.9	561.7	861.3	737.4

Assets and liabilities MSEK	Sep 29, 2006
Goodwill	2,513.5
Acquisition related intangible fixed assets	263.6
Other intangible fixed assets	121.0
Tangible fixed assets	1,513.4
Non-interest bearing financial fixed assets	128.6
Interest bearing financial fixed assets	3.1
Non-interest bearing current assets	3,037.0
Liquid funds	639.5
Total assets	8,219.7
Non-interest bearing long-term liabilities	1.1
Interest bearing long-term liabilities	2,201.3
Non-interest bearing provisions	227.6
Non-interest bearing current liabilities	2,102.0
Interest bearing current liabilities	73.7
Total liabilities	4,605.7
Net assets in discontinued operations	3,614.0

Capital employed and financing MSEK	Sep 29, 2006
Operating capital employed	2,469.3
Goodwill	2,513.5
Acquisition related intangible fixed assets	263.6
Capital employed	5,246.4
Net debt	-1,632.4
Net assets in discontinued operations	3,614.0

File No. 82-34719

Note 11 Continuing operations per quarter 2005-2006

The table shows the Securitas Group adjusted for discontinued operations per quarter (periodic and accumulated).

Income MSEK	Q1 2005	Q2 2005	H1 2005	Q3 2005	9M 2005	Q4 2005	FY 2005	Q1 2006	Q2 2006	H1 2006	Q3 2006	9M 2006
Sales	13,081.1	13,871.3	26,952.4	14,531.7	41,484.1	15,317.0	56,801.1	14,804.1	14,801.2	29,605.3	15,076.8	44,682.1
Sales, acquired business	404.7	430.7	835.4	443.9	1,279.3	120.2	1,399.5	143.8	224.4	368.2	292.7	660.9
Total Sales	**13,485.8**	**14,302.0**	**27,787.8**	**14,975.6**	**42,763.4**	**15,437.2**	**58,200.6**	**14,947.9**	**15,025.6**	**29,973.5**	**15,369.5**	**45,343.0**
Organic sales growth, %	*3*	*4*	*3*	*4*	*4*	*5*	*4*	*5*	*6*	*6*	*6*	*6*
Operating income before amortization	**768.2**	**813.9**	**1,582.1**	**914.3**	**2,496.4**	**879.0**	**3,375.4**	**799.0**	**440.4**	**1,239.4**	**798.6**	**2,038.0**
Operating margin, %	*5.7*	*5.7*	*5.7*	*6.1*	*5.8*	*5.7*	*5.8*	*5.3*	*2.9*	*4.1*	*5.2*	*4.5*
Amortization of acquisition related intangible fixed assets	-24.0	-24.4	-48.4	-25.8	-74.2	-23.9	-98.1	-23.6	-23.2	-46.8	-25.3	-72.1
Acquisition related restructuring costs	-0.2	-0.2	-0.4	-0.5	-0.9	-0.2	-1.1	-0.2	-0.1	-0.3	-0.2	-0.5
Operating income after amortization	**744.0**	**789.3**	**1,533.3**	**888.0**	**2,421.3**	**854.9**	**3,276.2**	**775.2**	**417.1**	**1,192.3**	**773.1**	**1,965.4**
Financial income and expense	-115.7	-131.9	-247.6	-117.8	-365.4	-117.8	-483.2	-119.3	-151.0	-270.3	-126.3	-396.6
Revaluation of financial instruments	36.7	-7.3	29.4	11.9	41.3	-5.1	36.2	-1.8	-8.2	-10.0	-17.8	-27.8
Share in income of associated companies	-	11.3	11.3	0.2	11.5	0.3	11.8	0.4	0.3	0.7	0.4	1.1
Income before taxes	**665.0**	**661.4**	**1,326.4**	**782.3**	**2,108.7**	**732.3**	**2,841.0**	**654.5**	**258.2**	**912.7**	**629.4**	**1,642.1**
Net margin, %	*4.9*	*4.6*	*4.8*	*5.2*	*4.9*	*4.7*	*4.9*	*4.4*	*1.7*	*3.0*	*4.1*	*3.4*
Taxes	-159.9	-159.0	-318.9	-188.0	-506.9	-176.1	-683.0	-203.3	-80.2	-283.5	-195.5	-479.0
Net income for the period, continuing operations	**505.1**	**502.4**	**1,007.5**	**594.3**	**1,601.8**	**556.2**	**2,158.0**	**451.2**	**178.0**	**629.2**	**433.9**	**1,063.1**
Net income for the period, discontinued operations	100.7	125.8	226.5	130.8	357.3	198.4	555.7	154.5	116.4	270.9	67.6	338.5
Net income for the period, all operations	**605.8**	**628.2**	**1,234.0**	**725.1**	**1,959.1**	**754.6**	**2,713.7**	**605.7**	**294.4**	**900.1**	**501.6**	**1,401.6**

File No. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services and technical solutions, alarm monitoring, and cash handling services. The Group has about 200,000 employees and operates in 30 countries mainly in Europe and North America.

SECURITAS

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Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitas.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241